As filed with the Securities and Exchange Commission on February 5, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GigOptix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3674	26-2439072
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2300 Geng Road, Suite 250

Palo Alto, CA 94304

(650) 424-1937

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Avi S. Katz

GigOptix, Inc.

2300 Geng Road, Suite 250

Palo Alto, CA 94304

(650) 424-1937

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Jeffrey C. Selman Nixon Peabody LLP 200 Page Mill Road, 2nd Floor Palo Alto, CA, 94306-2022 (650) 320-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be Registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (2)
Common Stock, $0.001 par value (3)	582,202	$1.95	$1,135,293.90	$80.95

(1)	Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated pursuant to Rule 457(c) solely for purposes of calculating the registration fee based on the average of the high and low sales prices of the common stock on February 4, 2010, as reported on the Over-the-Counter Bulletin Board.
(3)	Reflects shares of common stock being registered for resale by the selling stockholders set forth herein.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 5, 2010

Preliminary Prospectus

582,202 Shares

GIGOPTIX, INC.

Common Stock

This prospectus relates to the resale of up to 582,202 shares of common stock of GigOptix, Inc. that may be sold from time to time by the selling stockholders named in this prospectus on page 53. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any market or trading facility on which our shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. No underwriter or other person has been engaged to facilitate the sale of shares of our common stock in this offering. We are paying the cost of registering the shares covered by this prospectus as well as various related expenses. The selling stockholders are responsible for all discounts, selling commission and other costs related to the offer and sale of their shares.

Our common stock is currently traded on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “GGOX.OB.” On February 4, 2010, the last reported sale price of our common stock on OTCBB was $1.95 per share.

You should read this prospectus carefully before you invest. Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors,” beginning on page 9 of this prospectus for risks and uncertainties you should consider.

None of the Securities and Exchange Commission, any state securities commission, nor any other governmental agency has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2010

i

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference include “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	we are an early stage company and have a history of incurring losses;

•	our ability to remain competitive in the markets we serve;

•	the effects of future economic, business and market conditions;

•	consolidation in the industry we serve;

•	general economic and capital market conditions, and our ability to obtain additional funding;

•	our ability to continue to develop, manufacture and market innovative products and services that meet customer requirements for performance and reliability;

•	our ability to establish effective internal controls over our financial reporting;

•	risks relating to the transaction of business internationally;

•	our failure to realize anticipated benefits from acquisitions or the possibility that such acquisitions could adversely affect us, and risks relating to the prospects for future acquisitions;

•	the loss of key employees and the ability to retain and attract key personnel, including technical and managerial personnel;

•	quarterly and annual fluctuations;

•	investments in research and development;

•	protection and enforcement or our intellectual property rights and proprietary technologies;

•	costs associated with potential intellectual property infringement claims asserted by a third party;

•	our exposure to product liability claims resulting from the use of our products;

•	the loss of one or more of our significant customers, or the diminished demand for our products;

•	our dependence on contract manufacturing and outsourced supply chain, as well as the costs of materials;

•	our reliance on third parties to provide services for the operation of our business;

•	the effects of war, terrorism, natural disasters or other catastrophic events;

•	our success at managing the risks involved in the foregoing items; and

•	other risks and uncertainties, including those listed under the heading “Risk Factors” herein.

The forward-looking statements are based upon management’s beliefs and assumptions and are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. Any investor should consider all risks and uncertainties disclosed in our filings with the Securities and Exchange Commission, or the SEC, described below under the heading “Where You Can Find More Information,” all of which is accessible on the SEC’s website at www.sec.gov.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and in the documents incorporated by reference herein or any amendment or supplement hereto or any free writing prospectus prepared by us or on our behalf. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. We are not, and the selling stockholders are not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted. The information contained in this prospectus, the documents incorporated by reference or any free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or any free writing prospectus or of any sale of the common stock.

Neither we, the selling stockholders, nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

Unless the context indicates otherwise, all references in this prospectus to “GigOptix,” “we,” “us,” “our company” and “our” refer to GigOptix, Inc. and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the investor relations page of our website at www.gigoptix.com. Information on, or accessible through, our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

We incorporate by reference the following documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K and Amended Annual Report on Form 10-K/A for the year ended December 31, 2008;

•	Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on July 13, 2009;

•	Our Quarterly Reports on Form 10-Q for the quarters ended April 5, 2009, July 5, 2009 and October 4, 2009;

•	Our Definitive Information Statement on Schedule 14C, filed with the SEC on December 30, 2009;

•

Our Current Reports on Form 8-K filed with the SEC on January 29, 2009, February 2, 2009, February 11, 2009, February 20, 2009, March 17, 2009, March 24, 2009, April 10, 2009, May 8, 2009, June 4, 2009, June 22, 2009, August 19, 2009, August 31, 2009, October 7, 2009, November 10, 2009, November 16, 2009, December 4, 2009, December 15, 2009, December 31, 2009, January 21, 2010 (Form 8-K/A) and February 4, 2010;

•

Our prospectus dated October 24, 2008 that forms part of Amendment No. 2 to the Registration Statement on Form S-4 (only with respect to Management’s Discussion and Analysis of Financial Condition and Results of Operations of Lumera for the fiscal year ended December 31, 2007 and to the Lumera Corporation Consolidated Financial Statements for the fiscal year ended December 31, 2007); and

•	The following reports filed by Lumera Corporation (SEC File No. 000-50862):

•	Annual Report on Form 10-K for the year ended December 31, 2007 (only with respect to Item 9A. Controls and Procedures); and

•

Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (only with respect to Item 1. Financial Statements (unaudited) for the nine months ended September 30, 2008 and Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2008).

These documents contain important information about us, our business and our financial condition. You may request a copy of these filings, at no cost, by writing or telephoning us at:

GigOptix, Inc.

2300 Geng Road, Suite 250

Palo Alto, CA 94304

(650) 424-1937

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in our common stock. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in our common stock is appropriate for you.

GigOptix, Inc.

Our company, GigOptix, Inc., was formed in March 2008 in order to facilitate a combination between GigOptix LLC and Lumera Corporation. Before the combination, GigOptix was a wholly-owned subsidiary of Lumera Corporation, and was formed to complete the merger. Prior to the merger, we had no operations or material assets. GigOptix LLC, an operating company, was formed in June 2007 and acquired the assets of iTerra Communications LLC in July 2007 and Helix Semiconductors AG in January 2008. As a result of the transaction set forth in the Agreement and Plan of Merger, dated as of March 27, 2008, among Lumera, GigOptix LLC, Galileo Merger Sub G, LLC and Galileo Merger Sub L, Inc., on December 9, 2008, the merger was completed and Lumera and GigOptix LLC became wholly owned subsidiaries of GigOptix and GigOptix became the successor public registrant to Lumera Corporation. On November 9, 2009, GigOptix acquired ChipX Incorporated (ChipX), a leading high speed analog semiconductor manufacturer specializing in analog and mixed signal custom Application Specific Integrated Circuits (ASIC). As a result of the acquisition, ChipX became a wholly owned subsidiary of GigOptix. In order to meet our obligations under the terms of a registration rights agreement entered into with former stockholders of ChipX at the time of the acquisition, we are filing a separate registration statement to register 3,540,946 shares issued in the ChipX acquisition. We expect that the shares registered as part of this prospectus will be offered and sold concurrently with the shares held by former stockholders of ChipX.

We are a leading provider of electronic engines for the optically connected digital world and other advanced RF applications. GigOptix focuses on the specification, design, development and sale of analog semiconductor integrated circuits, or ICs, multi-chip module solutions, or MCMs, polymer modulators, and analog and mixed signal custom ASICs. GigOptix believes it is an industry leader in the fast growing market for electronic solutions that enable high-bandwidth optical connections found in telecommunications (telecom) systems, data communications (datacom) and storage systems, and, increasingly, in consumer electronics and computing systems.

GigOptix’s products are capable of performing in various applications demanding a wide range of data processing speeds, from consumer electronics which perform at data processing speeds of 3Gbps to 10Gbps to sophisticated ultra-long haul submarine telecommunications systems which require performance at speeds from 10Gbps to 100Gbps. Our merger with ChipX brings complementary technologies and additional strong customer relationships to our business. ChipX allows us to provide our customers a broad offering of value-added ASIC solutions, including Standard Cell, Structured ASIC and Hybrid ASIC technology. ChipX has unique expertise in PCI Express, USB 2.0, DDR/DDR2 and data conversion mixed-signal cores. ChipX products are widely used in industrial applications, medical equipment and defense and aerospace systems.

For the nine months ended October 4, 2009, and for the fiscal year ended December 31, 2008, we incurred net losses of $2.8 million and $7.7 million, respectively, and had cash outflows from operations of $3.2 million and $6.7 million, respectively. As of October 4, 2009 and December 31, 2008, we had an accumulated deficit of $61.8 million and $59.0 million, respectively. There can be no assurance that in the event we require additional financing, such financing will be available at all or on terms which are favorable to us. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending could have a material adverse effect on our ability to achieve our intended business objectives.

Recent Developments

Credit Agreement

On November 12, 2009, in connection with the consummation of the merger with ChipX, we entered into a loan and security agreement with Bridge Bank, N.A. Pursuant to the agreement, we are entitled to borrow from Bridge Bank up to $4.0 million on a revolving accounts receivable credit line, subject to limits based on our eligible accounts as determined by Bridge Bank. Subject to availability under the revolving credit line, the agreement includes a letter of credit sublimit, a cash management sublimit and a foreign exchange sublimit, each not to exceed $1.0 million. Interest on extensions of credit is equal to the prime rate of Bridge Bank plus 2.5%, with such prime rate in no event being less than 4.0% per annum. Interest payments under the agreement are due on the tenth calendar day of each month. Pursuant to the loan and security agreement with Bridge Bank, we also issued to Bridge Bank a warrant for the purchase of 59,773 shares of common stock. This warrant includes “piggyback” registration rights permitting registration in a future offering. For further information regarding this credit facility, please see our Current Report on Form 8-K filed on November 16, 2009 and the risk factor “Restrictive covenants under our credit facilities with Bridge Bank and Agility Capital may adversely affect our operations” contained on page 10. We may not have been in compliance with certain covenants as of January 31, 2010.

Private Placements

On December 28, 2009, we completed a private equity offering of units pursuant to securities purchase agreements by and between GigOptix and the purchasers listed therein. In the December 28 offering, we issued a total of 392,500 shares of common stock at $2.00 per share and 392,500 warrants to purchase shares of common stock at an exercise price of $2.50 per share, exercisable commencing six months from the closing date of the offering and terminating four years from the closing date of the offering. The total gross proceeds we received from this offering was $0.8 million.

In addition, we compensated Sandgrain Securities Inc., as placement agent, for assisting in the sale of such units by paying them commissions in the amount of $26,000, and issuing Sandgrain 13,000 shares and warrants to purchase 13,000 shares of our common stock exercisable at $2.50 per share, exercisable commencing six months from the closing date of the offering and terminating four years from the closing date of the offering.

The securities purchase agreements with investors holding 162,500 of the shares purchased in the December 28 offering and our agreement with Sandgrain each include “piggyback” registration rights permitting registration in a future offering. For further information regarding the December 28 offering, please see our Current Report on Form 8-K filed on December 31, 2009.

Secured Credit Facility

On January 29, 2010, we entered into a loan agreement for a secured line of credit facility with Agility Capital, LLC. The loan agreement provides that we may borrow one advance of up to $500,000 and has a maturity date of December 1, 2010. Borrowings will bear interest at 14.0% per annum. Beginning March 1, 2010, and on the first day of each month thereafter, $50,000 plus accrued but unpaid interest is to be paid to Agility Capital, and all amounts outstanding on December 1, 2010 are due and payable at that time. In the event of a default, the interest rate will be increased to 5.0% above the rate that would otherwise apply, and in addition, Agility Capital will receive a fee of $5,000, with an additional fee of $5,000 on each thirtieth day thereafter for so long as the event of default continues.

Pursuant to the loan agreement with Agility Capital, we also issued to Agility Capital a warrant for the purchase of 71,429 shares of common stock at an exercise price equal to the lower of $2.10 or the price paid in the next sale or issuance of our common stock, if any, occurring by April 29, 2010. In the event of a default under the loan agreement, Agility Capital can acquire an additional 25,000 shares of common stock, and an additional 35,000 shares on each thirtieth day thereafter for so long as the event of default continues, provided the aggregate additional shares which Agility Capital may acquire does not exceed 100,000 shares. This warrant obligates us to file a registration statement for the shares underlying the warrant. Agility Capital has also agreed in the warrant to a lock-up in connection with the registration of any offering by us of our securities for our account. For further information regarding the credit facility, please see our Current Report on Form 8-K filed February 4, 2010 and the risk factor “Restrictive covenants under our credit facilities with Bridge Bank and Agility Capital may adversely affect our operations” contained on page 10.

Supplementary Executive Compensation Data

As of February 4, 2010, the aggregate compensation earned by our named executive officers during 2009 is as follows:

•

Dr. Avi Katz, our Chief Executive Officer, received total compensation of $456,407, consisting of salary of $321,522, $115,000 in cash bonuses, and $19,885 in option awards. This compares to a total compensation of $379,961 received in 2008.

•

Andrea Betti-Berutto, our Chief Technology Officer, received total compensation of $258,536, consisting of salary of $225,810, $25,000 in cash bonuses, and $7,726 in option awards. This compares to a total compensation of $243,249 received in 2008.

•

Julie Tipton, our Vice President of Marketing, received total compensation of $247,797, consisting of salary of $219,508, $25,000 in cash bonuses, and $3,289 in option awards. Ms. Tipton was not one of our named executive officers in 2008.

Our board of directors may choose to award additional compensation to our executive officers based on the evaluation by the board of directors of each executive’s performance during 2009.

Summary of the Offering

Common stock offered	582,202 shares of common stock, $0.001 par value, offered by the selling stockholders.

Common stock outstanding after the offering(1)	9,300,963 shares

Use of proceeds	We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

Over-the-Counter Bulletin Board Symbol	GGOX.OB

Risk Factors	Before investing, you should carefully consider the information set forth under “Risk Factors,” beginning on page 9, for a discussion of the risks related to an investment in our common stock.

(1)	The number of shares of common stock outstanding after this offering includes 9,300,963 shares outstanding as of January 31, 2010, but does not include:

•

3,037,142 shares reserved for issuance upon exercise of stock options with a weighted-average exercise price of $3.60 per share, which have been granted and remained outstanding as of January 31, 2010;

•	2,012,038 shares underlying currently outstanding warrants; and

•	3,855,900 shares issuable under our stock option plan.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following tables present (1) selected historical financial data of GigOptix, (2) selected historical financial data of ChipX, and (3) selected unaudited pro forma condensed combined consolidated financial data of GigOptix that reflect the acquisitions of ChipX and Lumera.

GigOptix

Selected Historical Financial Data

You should read the summary selected consolidated financial information presented below for GigOptix in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and its consolidated financial statements, the related notes and the independent registered public accounting firm’s report, which contains an explanatory paragraph that states that our recurring losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern, appearing in the Form 10-K for GigOptix for the fiscal year ended December 31, 2008, and Quarterly Report on Form 10-Q for the quarter ended October 4, 2009 which are incorporated by reference into this prospectus.

The selected historical consolidated statements of operations data for GigOptix for the years ended December 31, 2008 and 2007, and the selected consolidated balance sheet data as of December 31, 2008 and 2007, have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference into this prospectus.

The selected historical consolidated statements of operations data for GigOptix for the years ended December 31, 2006 and 2005, and the selected consolidated balance sheet data as of December 31, 2006, have been derived from our audited consolidated financial statements, which are not included or incorporated by reference into this prospectus.

The selected consolidated statements of operations data for GigOptix for the year ended December 31, 2004, and the selected consolidated balance sheet data as of December 31, 2005 and 2004, have been derived from our unaudited consolidated financial statements, which are not included or incorporated by reference into this prospectus.

The summary consolidated financial data for GigOptix as of October 4, 2009 and for the nine months ended October 4, 2009 and September 26, 2008 have been derived from the unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended October 4, 2009, and are incorporated by reference into this prospectus. These unaudited condensed consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of our financial condition and results of operations as of the dates and for the periods indicated. Historical results are not necessarily indicative of future results.

GIGOPTIX, INC.

SELECTED HISTORICAL CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

						Nine months ended
	Year ended December 31,					October 4, 2009	September 26, 2008
	2008	2007	2006	2005	2004
Statements of operations data:
Revenue	$9,655	$3,177	$2,253	$1,837	$2,207	$11,690	$6,389

Cost of revenue	3,767	1,815	1,678	1,125	2,207	4,865	2,522

Gross profit	5,888	1,362	575	712	—	6,825	3,867

Research and development expense	4,369	1,705	1,637	2,204	1,378	3,919	3,019
Selling, general and administrative expense	8,131	6,026	6,114	4,585	3,276	6,170	5,662
Acquired in-process research and development	716	—	—	—	—	—	319

Total operating expenses	13,216	7,731	7,751	6,789	4,654	10,089	9,000

Loss from operations	(7,328)	(6,369)	(7,176)	(6,077)	(4,654)	(3,264)	(5,133)
Interest expense, net	(394)	(34)	(3,100)	(2,361)	(1,884)	(2)	(287)
Other income (expense), net	(116)	(4)	(3)	(121)	(56)	338	(119)

Loss before provision for (benefit from) income taxes	(7,838)	(6,407)	(10,279)	(8,559)	(6,594)	(2,928)	(5,539)
Provision for (benefit from) income taxes	(144)	43	43	58	56	(107)	(198)

Net loss	$(7,694)	$(6,450)	$(10,322)	$(8,617)	$(6,650)	$(2,821)	$(5,341)

Weighted average number of shares used in per share calculations - basic and diluted	1,332	795	840	834	817	5,193	888

Net loss per share - basic and diluted	$(5.78)	$(8.11)	$(12.29)	$(10.33)	$(8.14)	$(0.54)	$(6.01)

GIGOPTIX, INC.

SELECTED HISTORICAL CONSOLIDATED BALANCE SHEET DATA

(in thousands)

	December 31,					October 4, 2009
	2008	2007	2006	2005	2004
Balance sheet data:
Cash and cash equivalents	$6,871	$525	$400	$374	$205	$2,814
Working capital (deficit)	6,640	(1,820)	(538)	(574)	194	4,930
Total assets	14,871	2,246	1,614	1,759	2,782	10,631
Total liabilities	5,059	3,616	42,408	32,233	24,638	3,052
Total stockholders’ equity (deficit)	9,812	(1,370)	(40,795)	(30,473)	(21,857)	7,579

ChipX

Selected Historical Financial Data

You should read the summary selected consolidated financial information presented below for ChipX in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is included in this prospectus, and its consolidated financial statements, the related notes and the report of the independent auditors appearing in the Current Report on Form 8-K/A for GigOptix, filed on January 21, 2010, which is incorporated by reference into this prospectus.

The selected consolidated statements of operations data for ChipX for the years ended December 31, 2008 and 2007, and the selected consolidated balance sheet data as of December 31, 2008 and 2007, have been derived from its audited consolidated financial statements, included in the Current Report on Form 8-K/A for GigOptix, filed on January 21, 2010, which is incorporated by reference into this prospectus.

The selected consolidated statements of operations data for ChipX for the years ended December 31, 2006, 2005 and 2004, and the selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004, have been derived from its audited consolidated financial statements, which are not included or incorporated by reference into this prospectus.

The summary consolidated financial data for ChipX as of September 30, 2009, and for the nine months ended September 30, 2009 and 2008, have been derived from the unaudited condensed interim consolidated financial statements included in the Current Report on Form 8-K/A for GigOptix, filed on January 21, 2010, which is incorporated by reference into this prospectus. These unaudited condensed interim consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that are considered necessary for a fair presentation of ChipX’s financial condition and results of operations as of the dates and for the periods indicated. Historical results are not necessarily indicative of future results.

ChipX, INC.

SELECTED HISTORICAL CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

						Nine months ended September 30
	Year ended December 31,
	2008	2007	2006	2005	2004	2009	2008
Statement of Operations Data:
Revenue	$26,383	$22,276	$14,840	$14,698	$16,158	$13,463	$18,352

Cost of revenue	19,522	17,530	10,139	10,183	10,817	9,495	14,551

Gross profit	6,861	4,746	4,701	4,515	5,341	3,968	3,801

Research and development expense	5,667	5,612	5,402	4,649	4,458	2,882	4,303
Selling, general and administrative expense	6,748	7,688	5,990	6,386	6,525	2,819	5,120
Non recurring operating income due to a settlement with a vendor		(650)	—	—	—	—	—

Total operating expenses	12,415	12,650	11,392	11,035	10,983	5,701	9,423

Loss from operations	(5,554)	(7,904)	(6,691)	(6,520)	(5,642)	(1,733)	(5,622)
Financial and other income (expense), net	(128)	147	322	217	90	(142)	(81)

Loss before income taxes	(5,682)	(7,757)	(6,369)	(6,303)	(5,552)	(1,875)	(5,703)
Income taxes	14	10	5	14	17	26	12

Net loss	$(5,696)	$(7,767)	$(6,374)	$(6,317)	$(5,569)	$(1,901)	$(5,715)

ChipX, INC.

SELECTED HISTORICAL CONSOLIDATED BALANCE SHEET DATA

(in thousands)

	December 31,					September 30, 2009
	2008	2007	2006	2005	2004
Balance Sheet Data:
Cash and cash equivalents	$5,444	$2,017	$1,619	$3,636	$5,111	$3,136
Working capital	1,986	3,397	6,019	6,331	11,177	103
Total assets	12,401	12,704	10,148	10,472	16,227	7,769
Total liabilities	10,982	9,616	4,011	4,036	3,477	8,215
Total stockholders’ deficit	(58,257)	(49,983)	(38,782)	(29,672)	(21,522)	(61,241)

Unaudited Pro Forma Condensed Combined Financial Data For GigOptix and ChipX

The following unaudited pro forma condensed combined financial data are included within GigOptix’s Current Report on Form 8-K/A filed on January 21, 2010 and are incorporated by reference into this prospectus. The unaudited pro forma condensed combined balance sheet data as of October 4, 2009 assumes the business combination between GigOptix and ChipX had been completed on October 4, 2009 and combines the unaudited condensed consolidated balance sheet of GigOptix as of October 4, 2009 with the unaudited condensed consolidated balance sheet of ChipX as of September 30, 2009. The historical balance sheet of GigOptix as of October 4, 2009 already includes the purchase accounting effects of acquiring Lumera, which occurred in December 2008. Accordingly, no pro forma adjustments were made to the unaudited pro forma combined condensed balance sheet related to the purchase accounting for the Lumera acquisition.

The following unaudited pro forma condensed combined statements of operations data for the year ended December 31, 2008 and for the nine months ended October 4, 2009, assume the business combinations of GigOptix and ChipX and GigOptix and Lumera occurred on January 1, 2008. The unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2008 combines GigOptix’s audited consolidated statement of operations for the year ended December 31, 2008 with the Lumera unaudited consolidated statement of operations from January 1, 2008 to December 9, 2008 and with ChipX’s audited consolidated statement of operations for the year ended December 31, 2008. The unaudited pro forma condensed combined statement of operations data for the nine months ended October 4, 2009 combines GigOptix’s unaudited condensed consolidated statement of operations for the nine months ended October 4, 2009 with ChipX’s unaudited condensed interim consolidated statement of operations for the nine months ended September 30, 2009.

The pro forma adjustments are based upon available information and assumptions that management believes are reasonable under the circumstances and in accordance with SEC requirements. The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and should not be read for any other purpose. ChipX, Lumera and GigOptix may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that GigOptix will experience after the merger.

The unaudited pro forma condensed combined financial data should be read in conjunction with the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by GigOptix and Lumera with the SEC.

GIGOPTIX, INC.

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS DATA

(in thousands)

	Year ended December 31, 2008	Nine months ended October 4, 2009
Pro Forma Statement of Operations Data:
Revenue	$40,864	$25,153
Cost of revenue	26,101	14,534

Gross profit	14,763	10,619

Research and development expense	11,791	6,344
Selling, general and administrative expense	21,730	9,317
Acquired in-process research and development	319	—

Total operating expenses	33,840	15,661

Loss from operations	(19,077)	(5,042)
Interest expense, net	(1,131)	(169)
Other income (expense), net	(116)	338

Loss before benefit from income taxes	(20,324)	(4,873)
Benefit from income taxes	(130)	(81)

Net loss	$(20,194)	$(4,792)

Net loss per share—
Basic and diluted	$(2.54)	$(0.55)

Weighted average number of shares used in per share calculations—basic and diluted	7,956	8,734

GIGOPTIX, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET DATA

(in thousands)

October 4, 2009
Cash and cash equivalents	$5,950
Working capital	2,620
Total assets	31,786
Total liabilities	13,799
Total stockholders’ equity	17,987

RISK FACTORS

Investing in our common stock involves risk. In deciding whether to invest in our common stock, you should carefully consider the following risks, which should be read together with our other disclosures in this prospectus and in the documents we incorporate by reference. These risks could materially affect our business, results of operations or financial condition and cause the trading price of our common stock to decline. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our common stock could decline and you could lose part or all of your investment.

There may be a limited public market for our common shares, and the ability of our stockholders to dispose of their common shares may be limited.

Our common shares have been traded on the OTC Bulletin Board since December 2008. We cannot foresee the degree of liquidity that will be associated with our common shares. A holder of our common shares may not be able to liquidate his, her or its investment in a short time period or at the market prices that currently exist at the time the holder decides to sell. The market price for our common stock may fluctuate in the future, and such volatility may bear no relation to our performance.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

As of January 31, 2010, we had approximately 9,300,963 shares of common stock outstanding, approximately 3,855,900 shares of common stock available for future issuance under our stock option plans and warrants to purchase approximately 2,012,038 shares outstanding. Additional sales of our common stock in the public market after the effectiveness of this registration statement and the registration statement for shares issued in connection with our acquisition of ChipX, or the perception that such sales could occur, could cause the market price of our common stock to decline. The shares of common stock registered pursuant to these registration statements will be freely tradable once the registration statements are declared effective by the SEC without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. We may issue additional shares of our common stock in the future in private placements, public offerings or to finance mergers or acquisitions.

We and our predecessors have incurred substantial operating losses in the past and we may incur operating losses for the foreseeable future.

For the nine months ended October 4, 2009, GigOptix incurred net losses of $2.8 million. Prior to the December 9, 2008 merger between Lumera and GigOptix LLC, each of them or their predecessors incurred net losses of $86.0 million and $56.6 million, respectively. We expect development, sales and other operating expenses to increase in the future as we expand our business. If our revenue does not grow to offset these expected increased expenses, we may not be profitable. In fact, in future quarters we may not have any revenue growth and our revenues could decline. Furthermore, if our operating expenses exceed expectations, financial performance will be adversely affected and we may continue to incur significant losses in the future.

In addition, we acquired ChipX in November, 2009. ChipX incurred net losses of $5.7 million and $7.8 million for the fiscal years ended December 31, 2008 and December 31, 2007, respectively, and an additional net loss of $1.9 million for the nine months ended September 30, 2009.

We will require additional capital to continue to fund our operations. If we do not obtain additional capital, we may be required to substantially limit operations.

We do not expect to generate sufficient cash needed to finance our anticipated operations for the foreseeable future from such operations. Accordingly, in addition to the capital from this offering, we may need to seek funding through public or private financings, including equity financings, and through other arrangements including collaborations. We could require additional financing sooner than expected if we have poor financial results, including unanticipated expenses, or an unanticipated drop in projected revenues. Such financing may be unavailable when needed or may not be available on acceptable terms. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our current stockholders will be reduced, and these securities may have rights superior to those of our common stock. If adequate funds are not available to satisfy either short-term or long-term capital requirements, or if planned revenues are not generated, we may be required to limit our operations substantially. These limitations of operations may include a possible sale or shutdown of portions of the business, reductions in capital expenditures and reductions in staff and discretionary costs.

We may fail to realize the anticipated benefits of our recent mergers with ChipX and Lumera.

Our future success will depend in significant part on our ability to realize the cost savings, operating efficiencies and new revenue opportunities that are expected to result from the integration of the GigOptix, Lumera and ChipX businesses. Our operating results and financial condition will be adversely affected if we are unable to integrate successfully the operations of GigOptix, Lumera and ChipX, fail to achieve or achieve on a timely basis such cost savings, operating efficiencies and new revenue opportunities, or incur unforeseen costs and expenses or experience unexpected operating difficulties that offset anticipated cost savings. In particular, the integration of GigOptix, Lumera and ChipX may involve, among other matters, integration of sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance, network infrastructure and other systems and operating hardware and software, some of which may be incompatible and therefore may need to be replaced.

Any estimates of cost savings are based upon our assumptions concerning a number of factors, including operating efficiencies, the consolidation of functions, and the integration of operations, systems, marketing methods and procedures. These assumptions are uncertain and are subject to significant business, economic and competitive conditions that are difficult to predict and often beyond our control.

Integrating the GigOptix and ChipX businesses may divert management’s attention away from our operations.

Successful integration of the operations, products and personnel of GigOptix and ChipX may place a significant burden on our management and internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration process could otherwise harm our business, financial condition and operating results. The integration will require efforts from each company, including the coordination of general and administrative functions. For example, integration of administrative functions includes coordinating employee benefits, payroll, financial reporting, purchasing and disclosure functions. Delays in successfully integrating and managing employee benefits could lead to dissatisfaction and employee turnover. Problems in integrating purchasing and financial reporting could result in control issues, including unplanned costs. In addition, the combination of the GigOptix and ChipX organizations may result in greater competition for resources and elimination of product development programs that might otherwise be successfully completed.

Our strategy of growth through acquisition could harm our business.

It is our intent to continue to grow through strategic acquisitions. Successful integration of newly acquired target companies may place a significant burden on our management and internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration processes could harm our business, financial condition and operating results. In addition, we may be unable to execute our acquisition strategy, resulting in under-utilized resources and a failure to achieve anticipated growth.

Restrictive covenants under our credit facilities with Bridge Bank and Agility Capital may adversely affect our operations.

Our credit agreement with Bridge Bank contains a number of restrictive covenants that will impose significant operating and financial restrictions on our ability to, without prior written approval from Bridge Bank:

•

Merge or consolidate, or permit any of our subsidiaries to merge or consolidate, with or into any other business organization, or acquire, or permit any of our subsidiaries to acquire, all or substantially all of the capital stock or property of another person;

•	Create, incur, or assume any indebtedness, other than certain indebtedness permitted under the credit agreement with Bridge Bank; and

•	Make dividends or distributions or repurchase capital stock in excess of $0.5 million per fiscal year.

Our loan agreement with Agility Capital contains similar restrictive covenants.

In addition, at any time that loans under the Bridge Bank credit agreement are outstanding, we are required to maintain an “Asset Coverage Ratio” of (a) cash maintained at Bridge Bank plus 80% of our accounts receivable under 90 days from invoice date to (b) indebtedness owed to Bridge Bank of not more than 1.75 to 1.00, measured as of the end of each month. Further, we must maintain certain levels of maximum loss and minimum GAAP net income. Pursuant to the terms of the credit agreement, in the quarter ended December 31, 2009, we must not incur a GAAP net loss greater than $4.6 million. For the quarter ending March 31, 2010, we must not incur a GAAP net loss greater than $0.75 million and for all quarters thereafter, we must maintain positive GAAP net income.

If we experience sufficient declines in sales for which we cannot compensate, we may have difficulty complying with the financial covenants under this credit facility. A failure to comply with the covenants contained in our credit facility could result in an event of default under the facilities or the existing agreements which, if not cured or waived, could have a material adverse affect on our business, financial condition and results of operations.

We currently have a material weakness in our internal control over financial reporting. If we fail to remedy our material weakness or otherwise fail to maintain effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2008 and 2007, material weaknesses in our internal controls over financial reporting, as defined in rules established by the Public Company Accounting Oversight Board, were identified. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis. The material weakness was attributed to us not maintaining a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements. Specifically, this deficiency resulted in audit adjustments related to the completeness and accuracy of our stock-based compensation accounts, capitalized acquisition costs and intangible assets acquired in a business combination, and disclosures in the consolidated financial statements for the year ended December 31, 2008. While we have adopted a remediation plan, we are only in the initial stage of executing this plan and we do not believe that the material weakness has been remediated.

In addition, other material weaknesses or significant deficiencies in our internal control over financial reporting may be identified in the future. If we fail to remediate the material weakness or fail to implement required new or improved controls, or encounter difficulties in their implementation, it could harm our operating results, cause failure to meet our SEC reporting obligations on a timely basis or result in material misstatements in our annual or interim financial statements.

We derive a significant portion of our revenue from a small number of customers and the loss of one or more of these key customers, the diminished demand for our products from a key customer, or the failure to obtain certifications from a key customer or its distribution channel could significantly reduce our revenue and profits.

A relatively small number of customers account for a significant portion of our revenue in any particular period. For instance, Alcatel and U.S. Government Contracts accounted for 40% and 35% of revenues for fiscal year 2008 and the nine months ended October 4, 2009, respectively. One or more of our key customers may discontinue operations as a result of consolidation, liquidation or otherwise, or reduce significantly its business with us due to the current economic conditions. Reductions, delays and cancellation of orders from our key customers or the loss of one or more key customers could significantly further reduce our revenue and profits. There is no assurance that our current customers will continue to place orders with us, that orders by existing customers will continue at current or historical levels or that we will be able to obtain orders from new customers.

We rely on a small number of development contracts with the U.S. Department of Defense and government contractors for a large portion of our revenue. The termination or non-renewal of one or more of these contracts could reduce our future revenue.

35% of our revenue for the nine months ended October 4, 2009 was derived from performance on a limited number of development contracts with various agencies within the U.S. government. Any failure by us to continue these relationships or significant disruption or deterioration of our relationship with the Department of Defense may reduce revenues. Government programs must compete with programs managed by other contractors for limited and uncertain levels of funding. The total amount and levels of funding are susceptible to significant fluctuations on a year-to-year basis. Our competitors frequently engage in efforts to expand their business relationships with the government and are likely to continue these efforts in the future. In addition, our development contracts with government agencies are subject to potential profit and cost limitations and standard provisions that allow the U.S. government to terminate such contracts at any time at its convenience. Termination of these development contracts, a shift in government spending to other programs in which we are not involved, or a reduction in government spending generally or defense spending specifically could severely harm our business. We intend to continue to compete for government contracts and expect such contracts will be a large percentage of our revenue for the foreseeable future. The development contracts in place with various agencies within the U.S. Department of Defense require ongoing compliance with applicable federal procurement regulations. Violations of these regulations can result in civil, criminal or administrative proceedings involving fines, compensatory and punitive damages, restitution and forfeitures, as well as suspensions or prohibitions from entering into such development contracts. Also, the reporting and appropriateness of costs and expenses under these development contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an agency of the U.S. Department of Defense. Any failure to comply with applicable government regulations could jeopardize our development contracts and otherwise harm our business.

Our quarter-to-quarter performance may vary substantially, and this variance, as well as general market conditions, may cause our stock price to fluctuate greatly and potentially expose us to litigation.

The revenues for our product lines and our quarterly operating results may vary significantly based on many factors, including:

•	reductions or delays in funding of development programs involving new polymer materials technologies by the U.S. government;

•	additions of new customers;

•	fluctuating demand for our products and technologies;

•	announcements or implementation by competitors of technological innovations or new products;

•	the status of particular development programs and the timing of performance under specific development agreements;

•	timing and amounts relating to the expansion of operations;

•	costs related to possible future acquisitions of technologies or businesses;

•	communications, information technology and semiconductor industry conditions;

•	fluctuations in the timing and amount of customer requests for product shipments;

•	the reduction, rescheduling or cancellation of orders by customers, including as a result of slowing demand for our products or our customers’ products;

•	changes in the mix of products that our customers buy;

•	competitive pressures on selling prices;

•	the ability of our customers to obtain components from their other suppliers;

•	fluctuations in manufacturing output, yields or other problems or delays in the fabrication, assembly, testing or delivery of our products or our customers’ products; and

•	increases in the costs of products or discontinuance of products by suppliers.

We base our current and future expense estimates, in large part, on estimates of future revenue, which are difficult to predict. We expect to continue to make significant operating and capital expenditures in the area of research and development and to invest in and expand production, sales, marketing and administrative systems and processes. We may be unable to, or may elect not to, adjust spending quickly enough to offset any unexpected revenue shortfall. If our increased expenses are not accompanied by increased revenue in the same quarter, our quarterly operating results would be harmed.

In future quarters, our results of operations may fall below the expectations of investors and the trading price of our common stock may decline as a consequence. We believe that quarter-to-quarter comparisons of our operating results will not be a good indication of future performance and should not be relied upon to predict the future performance of our stock price. In the past, companies that have experienced volatility in the market price of their stock have often been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation could result in substantial costs and divert our attention from other business concerns, which could seriously harm our business.

Dependence on third-party manufacturing and supply relationships increases the risk that we will not have an adequate supply of products to meet demand or that the cost of materials will be higher than expected.

We depend upon third parties to manufacture, assemble and package our products. As a result, we will be subject to risks associated with these third parties, including:

•	reduced control over delivery schedules and quality;

•	inadequate manufacturing yields and excessive costs;

•	difficulties selecting and integrating new subcontractors;

•	potential lack of adequate capacity during periods of excess demand;

•	limited warranties on products supplied to our company;

•	potential lack of control over the timely resolution of product quality issues which may impact our ability to ship product;

•	potential increases in prices;

•	potential instability in countries where third-party manufacturers are located; and

•	potential misappropriation of our intellectual property.

Outside foundries generally manufacture products on a purchase order basis, and we have very few long-term supply arrangements with these suppliers. We have less control over delivery schedules, manufacturing yields and costs than competitors with their own fabrication facilities. A manufacturing disruption experienced by one or more of the outside foundries or a disruption of our relationship with an outside foundry, including discontinuance of our products by that foundry, would negatively impact the production of certain of our products for a substantial period of time.

Our future success depends in part on the continued service of our key senior management, design engineering, sales, marketing, and technical personnel and our ability to identify, hire and retain additional, qualified personnel.

Our future success depends to a significant extent upon the continued service of our senior management personnel, including our Chief Executive Officer, Dr. Avi Katz and our Chief Technical Officer, Andrea Betti-Berutto. We do not maintain key person life insurance on any of our executive officers and do not intend to purchase any in the future. The loss of key senior executives could have a material adverse effect on our business. There is intense competition for qualified personnel in the semiconductor and polymer industries, and we may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business, or to replace engineers or other qualified personnel who may leave our employment in the future. There may be significant costs associated with recruiting, hiring and retaining personnel. Periods of contraction in our business may inhibit our ability to attract and retain our personnel. Loss of the services of, or failure to recruit, key design engineers or other technical and management personnel could be significantly detrimental to our product development or other aspects of our business.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may prevent takeover attempts that could be beneficial to our stockholders.

Provisions of our certificate of incorporation and bylaws could discourage a takeover of our company even if a change of control would be beneficial to the interests of our stockholders. These charter provisions include the following:

•	a requirement that our board of directors be divided into three classes, with approximately one-third of the directors to be elected each year; and

•

supermajority voting requirements (two-thirds of outstanding shares) applicable to the approval of any merger or other change of control transaction that is not approved by our continuing directors. The continuing directors are all of the directors as of the effective time of a merger or who are elected to the board upon the recommendation of a majority of the continuing directors.

We will be subject to the risks frequently experienced by early stage companies.

The likelihood of our success must be considered in light of the risks frequently encountered by early stage companies, especially those formed to develop and market new technologies. These risks include our potential inability to:

•	establish product sales and marketing capabilities;

•	establish and maintain markets for our potential products;

•	identify, attract, retain and motivate qualified personnel;

•	continue to develop and upgrade our technologies to keep pace with changes in technology and the growth of markets using semiconductors and polymer materials;

•	develop expanded product production facilities and outside contractor relationships;

•	maintain our reputation and build trust with customers;

•	improve existing and implement new transaction-processing, operational and financial systems;

•	scale up from small pilot or prototype quantities to large quantities of product on a consistent basis;

•	contract for or develop the internal skills needed to master large volume production of our products; and

•	fund the capital expenditures required to develop volume production due to the limits of available financial resources.

Our future growth will suffer if we do not achieve sufficient market acceptance of our products.

Our success depends, in part, upon our ability to maintain and gain market acceptance of our products. To be accepted, these products must meet the quality, technical performance and price requirements of our customers and potential customers. The optical communications industry is currently fragmented with many competitors developing different technologies. Some of these technologies may not gain market acceptance. Our products, including products based on polymer materials, may not be accepted by original equipment manufacturers (OEMs) and systems integrators of optical communications networks and consumer electronics. In addition, even if we achieve some degree of market acceptance for our potential products in one industry, we may not achieve market acceptance in other industries for which we are developing products, and which are critical to meeting our financial targets.

Many of our current products, particularly those based on polymer technology, are either in the development stage or are being tested by potential customers. We cannot be assured that our development efforts or customer tests will be successful or that they will result in actual material sales or that such products will be commercially viable.

Achieving market acceptance for our products will require marketing efforts and the expenditure of financial and other resources to create product awareness and demand by customers. It will also require the ability to provide excellent customer service. We may be unable to offer products that compete effectively due to our limited resources and operating history. Also, certain large corporations may be predisposed against doing business with a company of our limited size and operating history. Failure to achieve broad acceptance of our products by customers and to compete effectively would harm our operating results.

Successful commercialization of current and future products will require us to maintain a high level of technical expertise.

Technology in our target markets is undergoing rapid change. To succeed in these target markets, we will have to establish and maintain a leadership position in the technology supporting those markets. Accordingly, our success will depend on our ability to:

•	accurately predict the needs of target customers and develop, in a timely manner, the technology required to support those needs;

•	provide products that are not only technologically sophisticated but are also available at a price acceptable to customers and competitive with comparable products;

•	establish and effectively defend our intellectual property; and

•	enter into relationships with other companies that have developed complementary technology into which our products may be integrated.

We cannot assure you that we will be able to achieve any of these objectives.

Many of our products will have long sales cycles, which may cause us to expend resources without an acceptable financial return and which makes it difficult to plan our expenses and forecast our revenues.

Many of our products will have long sales cycles that involve numerous steps, including initial customer contacts, specification writing, engineering design, prototype fabrication, pilot testing, regulatory approvals (if needed), sales and marketing and commercial manufacture. During this time, we may expend substantial financial resources and management time and effort without any assurance that product sales will result. The anticipated long sales cycle for some of our products makes it difficult to predict the quarter in which sales may occur. Delays in sales may cause us to expend resources without an acceptable financial return and make it difficult to plan expenses and forecast revenues.

A large proportion of our products are directed at the telecommunications and networking markets, which continue to be subject to overcapacity.

The technology equipment industry is cyclical and has experienced significant and extended downturns in the past, often in connection with, or in anticipation of, maturing product cycles, and capital spending cycles and declines in general economic conditions. The cyclical nature of these markets has led to significant imbalances in demand, inventory levels and production capacity. It has also accelerated the decrease of average selling prices per unit. We may experience periodic fluctuations in our financial results because of these or other industry-wide conditions. Developments that adversely affect the telecommunications or networking markets, including delays in traffic growth and changes in U.S. government regulation, could halt our efforts to generate revenue or cause revenue growth to be slower than anticipated from sales of electro-optic modulators, semiconductors and related products. Reduced spending and technology investment by telecommunications companies may make it more difficult for our products to gain market acceptance. Our potential customers may be less willing to purchase new technology such as our technology or invest in new technology development when they have reduced capital expenditure budgets.

The failure to compete successfully could harm our business.

We face competitive pressures from a variety of companies in our target markets. The telecom, datacom and consumer opto-electronics markets are highly competitive and we expect that domestic and international competition will increase in these markets, due in part to deregulation, rapid technological advances, price erosion, changing customer preferences and evolving industry standards. Increased competition could result in significant price competition, reduced revenues or lower profit margins. Many of our competitors and potential competitors have or may have substantially greater research and product development capabilities, financial, scientific, marketing, and manufacturing and human resources, name recognition and experience than we do. As a result, these competitors may:

•	succeed in developing products that are equal to or superior to our products or that will achieve greater market acceptance than our products;

•	devote greater resources to developing, marketing or selling their products;

•	respond more quickly to new or emerging technologies or scientific advances and changes in customer requirements, which could render our technologies or potential products obsolete;

•	introduce products that make the continued development of our potential products uneconomical;

•	obtain patents that block or otherwise inhibit our ability to develop and commercialize potential products;

•	withstand price competition more successfully than us;

•	establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of prospective customers better than us; and

•	take advantage of acquisitions or other opportunities more readily than us.

Competitors may offer enhancements to existing products, or offer new products based on new technologies, industry standards or customer requirements that are available to customers on a more timely basis than comparable products from our company or that have the potential to replace or provide lower cost alternatives to our products. The introduction of enhancements or new products by competitors could render our existing and future products obsolete or unmarketable. Each of these factors could have a material adverse effect on our company’s business, financial condition and results of operations.

We may be unable to obtain effective intellectual property protection for our potential products and technology.

Any intellectual property that we have or may acquire, license or develop in the future may not provide meaningful competitive advantages. Our patents and patent applications, including those we license, may be challenged by competitors, and the rights granted under such patents or patent applications may not provide meaningful proprietary protection. For example, there are patents held by third parties that relate to polymer materials and electro-optic devices. These patents could be used as a basis to challenge the validity or limit the scope of our patents or patent applications. A successful challenge to the validity or limitation of the scope of our patents or patent applications could limit our ability to commercialize the technology and, consequently, reduce revenues.

Moreover, competitors may infringe our patents or those that we license, or successfully avoid these patents through design innovation. To combat infringement or unauthorized use, we may need to resort to litigation, which can be expensive and time-consuming and may not succeed in protecting our proprietary rights. In addition, in an infringement proceeding, a court may decide that our patents or other intellectual property rights are not valid or are unenforceable, or may refuse to stop the other party from using the intellectual property at issue on the ground that it is non-infringing. Policing unauthorized use of our intellectual property is difficult and expensive, and we may not be able to, or have the resources to, prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect these rights as fully as the laws of the United States.

We also rely on the law of trade secrets to protect unpatented technology and know-how. We try to protect this technology and know-how by limiting access to those employees, contractors and strategic partners with a need to know this information and by entering into confidentiality agreements with these parties. Any of these parties could breach the agreements and disclose our trade secrets or confidential information to competitors, or such competitors might learn of the information in other ways. Disclosure of any trade secret not protected by a patent could materially harm our business.

We may be subject to patent infringement claims, which could result in substantial costs and liability and prevent us from commercializing potential products.

Third parties may claim that our potential products or related technologies infringe their patents. Any patent infringement claims brought against us may cause us to incur significant expenses, divert the attention of management and key personnel from other business concerns and, if successfully asserted, require us to pay substantial damages. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party’s intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on acceptable terms, if at all. Even if we are able to obtain rights to a third party’s patented intellectual property, these rights may be non-exclusive, and therefore competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some business operations as a result of patent infringement claims, which could severely harm our business.

If our potential products infringe the intellectual property rights of others, we may be required to indemnify customers for any damages they suffer. Third parties may assert infringement claims against our current or potential customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of these customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be unable to continue selling such products.

The technology that we license from various third parties may be subject to government rights and retained rights of the originating research institution.

We license technology from various companies or research institutions, such as the University of Washington. Many of these partners and licensors have obligations to government agencies or universities. Under their agreements, a government agency or university may obtain certain rights over the technology that we have developed and licensed, including the right to require that a compulsory license be granted to one or more third parties selected by the government agency.

In addition, our partners often retain certain rights under their licensing agreements, including the right to use the technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether such partners limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to this licensed technology in the event of misuse.

If we fail to develop and maintain the quality of our manufacturing processes, our operating results would be harmed.

The manufacture of our products is a multi-stage process that requires the use of high-quality materials and advanced manufacturing technologies. With respect to our polymer-based products, polymer-related device development and manufacturing must occur in a highly controlled, clean environment to minimize particles and other yield- and quality-limiting contaminants. In spite of stringent quality controls, weaknesses in process control or minute impurities in materials may cause a substantial percentage of a product in a lot to be defective. If we are unable to develop and continue to improve on our manufacturing processes or to maintain stringent quality controls, or if contamination problems arise, our operating results would be harmed.

The complexity of our products may lead to errors, defects and bugs, which could result in the necessity to redesign products and could negatively impact our reputation with customers.

Products as complex as ours may contain errors, defects and bugs when first introduced or as new versions are released. Delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of the products or result in a costly recall and could damage our reputation and adversely affect our ability to retain existing customers and to attract new customers. In particular, certain products are customized or designed for integration into specific network systems. If our products experience defects, we may need to undertake a redesign of the product, a process which may result in significant additional expenses.

We may also be required to make significant expenditures of capital and resources to resolve such problems. There is no assurance that problems will not be found in new products after commencement of commercial production, despite testing by us, our suppliers and our customers.

We could be exposed to significant product liability claims that could be time-consuming and costly and impair our ability to obtain and maintain insurance coverage.

We may be subject to product liability claims if any of our products are alleged to be defective or harmful. Product liability claims or other claims related to our potential products, regardless of their outcome, could require us to spend significant time and money in litigation, divert management’s time and attention from other business concerns, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially reasonable terms. Any inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could impair our ability to commercialize our products. In addition, certain of our products are sold under warranties. The failure of our products to meet the standards set forth in such warranties could result in significant expenses to us.

If we fail to effectively manage our growth, and effectively transition from our focus on research and development activities to commercially successful products, our business could suffer.

Failure to manage growth of operations could harm our business. To date, a large number of our activities and resources have been directed at the research and development of our technologies and development of potential related products. The transition from a focus on research and development to being a vendor of products requires effective planning and management. Additionally, growth arising from the expected synergies from the acquisition of ChipX will require effective planning and management. Future expansion will be expensive and will likely strain management and other resources.

In order to effectively manage growth, we must:

•	continue to develop an effective planning and management process to implement our business strategy;

•	hire, train and integrate new personnel in all areas of our business; and

•	expand our facilities and increase capital investments.

There is no assurance that we will be able to accomplish these tasks effectively or otherwise effectively manage our growth.

We are subject to regulatory compliance related to our operations.

We are subject to various U.S. governmental regulations related to occupational safety and health, labor and business practices. Failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alterations of our production processes, cessation of operations, or other actions, which could harm our business.

We may be unable to export some of our potential products or technology to other countries, convey information about our technology to citizens of other countries or sell certain products commercially, if the products or technology are subject to United States export or other regulations.

We are developing certain products that we believe the U.S. government and other governments may be interested in using for military and information gathering or antiterrorism activities. U.S. government export regulations may restrict us from selling or exporting these potential products into other countries, exporting our technology to those countries, conveying information about our technology to citizens of other countries or selling these potential products to commercial customers. We may be unable to obtain export licenses for products or technology if necessary. We currently cannot assess whether national security concerns would affect our potential products and, if so, what procedures and policies we would have to adopt to comply with applicable existing or future regulations.

We may incur liability arising from our use of hazardous materials.

Our business and facilities are subject to a number of federal, state and local laws and regulations relating to the generation, handling, treatment, storage and disposal of certain toxic or hazardous materials and waste products that are used or generated in our operations. Many of these environmental laws and regulations subject current or previous owners or occupiers of land to liability for the costs of investigation, removal or remediation of hazardous materials. In addition, these laws and regulations typically impose liability regardless of whether the owner or occupier knew of, or were responsible for, the presence of any hazardous materials and regardless of whether the actions that led to their presence were taken in compliance with the law. Our domestic facilities use various chemicals in manufacturing processes which may be toxic and covered by various environmental controls. These hazardous materials may be stored on site. The waste created by use of these materials is transported off-site by an unaffiliated waste hauler. Many environmental laws and regulations require generators of waste to take remedial actions at an off-site disposal location even if the disposal was conducted lawfully. The requirements of these laws and regulations are complex, change frequently and could become more stringent in the future. Failure to comply with current or future environmental laws and regulations could result in the imposition of substantial fines, suspension of production, alteration of production processes, cessation of operations or other actions, which could severely harm our business.

Our business, financial condition and operating results would be harmed if we do not achieve anticipated revenues.

From time to time, in response to anticipated long lead times to obtain inventory and materials from outside contract manufacturers, suppliers and foundries, we may need to order materials in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize, or other factors render our products less marketable. If we are forced to hold excess inventory or incur unanticipated inventory write-downs, our financial condition and operating results could be materially harmed.

Our expense levels are relatively fixed and are based on our expectations of future revenue. We will have limited ability to reduce expenses quickly in response to any revenue shortfalls. Changes to production volumes and impact of overhead absorption may result in a decline in our financial condition or liquidity.

We could suffer unrecoverable losses on our customers’ accounts receivable which would adversely affect our financial results.

Our operating cash flows are dependent on the continued collection of receivables. We could suffer losses if a customer is unable to pay. A significant loss on an accounts receivable would have an adverse impact on our business and financial results.

The industry and markets in which we compete are subject to consolidation, which may result in stronger competitors, fewer customers and reduced demand.

There has been industry consolidation among communications IC companies, network equipment companies and telecommunications companies in the past. This consolidation is expected to continue as companies attempt to strengthen or hold their positions in evolving markets. Consolidation may result in stronger competitors, fewer customers and reduced demand, which in turn could have a material adverse effect on our business, operating results, and financial condition.

Our operating results are subject to fluctuations because we have international sales.

International sales account for a large portion of our revenue and may account for an increasing portion of future revenue. The revenue derived from international sales may be subject to certain risks, including:

•	foreign currency exchange fluctuations;

•	changes in regulatory requirements;

•	tariffs and other barriers;

•	timing and availability of export licenses;

•	political and economic instability;

•	difficulties in accounts receivable collections;

•	difficulties in staffing and managing foreign operations;

•	difficulties in managing distributors;

•	difficulties in obtaining governmental approvals for communications and other products;

•	reduced or uncertain protection for intellectual property rights in some countries;

•	longer payment cycles to collect accounts receivable in some countries;

•	the burden of complying with a wide variety of complex foreign laws and treaties; and

•	potentially adverse tax consequences.

We are subject to risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries.

Various laws and regulations potentially affect the import and export of our products, including export control, tax and customs laws. Furthermore, some customer purchase orders and agreements are governed by foreign laws, which may differ significantly from laws in the United States. As a result, our ability to enforce our rights under such agreements may be limited compared with our ability to enforce our rights under agreements governed by laws in the United States.

Our business is subject to foreign currency risk.

During fiscal year 2008 and the nine months ended October 4, 2009, approximately 75% and 49%, respectively, of our revenue originated outside the U.S. In addition, we have two active research and development subsidiaries overseas (Switzerland and Israel) which record their operating expenses in foreign currencies. Because sales of our products have been denominated to date primarily in United States dollars, increases in the value of the United States dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to U. S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in our results of operations. We currently do not have hedging or other programs in place to protect against adverse changes in the value of the U.S. dollar as compared to other currencies to minimize potential adverse effects.

Our international operations may be adversely affected by instability in the countries in which we operate.

We currently have subsidiaries or offices in Israel, Switzerland and Japan. In addition, a growing portion of our intellectual property is being developed in development centers located in Israel and Switzerland. Israel continues to face an increased level of violence and terror, and continued unrest there and throughout the Middle East may negatively impact the investments our worldwide customers make in these geographic regions. Furthermore, continued and heightened unrest in areas of the world in which we operate may adversely affect our business in a number of ways, including the following:

•

changes in the political or economic conditions in countries in which we do business, such as fluctuations in exchange rates, changes in laws protecting intellectual property, the imposition of currency transfer restrictions or limitations, or the adoption of burdensome trade or tax policies, procedures, rules, regulations or tariffs, could adversely affect our ability to develop new products, to take advantage of the cost savings associated with our international operations, and to otherwise conduct business effectively in other countries;

•

our ability to continue conducting business in Israel and other countries in the normal course may be adversely affected by increased risk of social and political instability and our employees working and visiting in Israel may be affected by terrorist attacks; and

•	our Israeli customers’ demand for our products may be adversely affected because of negative economic consequences associated with reduced levels of safety and security in Israel.

We have never paid dividends on our capital stock, and we do not anticipate paying cash dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our common stock for the foreseeable future. We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be our stockholders’ sole source of potential gain for the foreseeable future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholders.

PRICE RANGE OF COMMON STOCK

Our common stock is currently traded on the Over-the-Counter Bulletin Board under the symbol “GGOX.OB.” Our common stock first traded on the OTC Bulletin Board on December 10, 2008. Prior to that time, there was no public market for our common stock. The table below sets forth the high and low sale prices per share of our common stock on the OTC Bulletin Board. As of January 31, 2010, we had approximately 9,300,963 shares of common stock issued and outstanding, held by approximately 46 record holders.

	Sale Price Per Share of Common Stock
	High	Low
2008
Fourth Quarter (beginning December 11, 2008)	$1.73	$0.25
2009
First Quarter	$1.75	$0.50
Second Quarter	$2.20	$1.40
Third Quarter	$5.50	$1.90
Fourth Quarter	$3.98	$1.90
2010
First Quarter (through February 4, 2010)	$2.25	$1.90

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and to expand our business.

The credit agreement with Bridge Bank and the loan agreement with Agility Capital contain restrictive covenants that restrict our ability to pay dividends in excess of $0.5 million per fiscal year. Except as limited by these agreements, our board of directors has discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the board of directors may deem relevant. We cannot assure you that we will ever pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of October 4, 2009:

•	on an actual basis; and

•	on a pro forma basis to give effect to the acquisition of ChipX(1); and

•

on a pro forma, as adjusted basis after giving effect to (i) the sale by us of $0.8 million in securities issued in the December 28, 2009 private placement, less (ii) the deduction of placement agent commissions, fees, offering and transaction expenses estimated to be approximately $91,000.

You should read the information set forth below in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Business” and our consolidated financial statements and related notes included elsewhere within, or incorporated by reference in this memorandum.

	As of October 4, 2009
	Actual	Pro Forma	Pro Forma, as adjusted for Private Placement Offerings
	(In thousands, except share and per share data)
Cash and cash equivalents	$2,814	$5,950	$6,644

Long-term debt, including current portion	$—	$1,928	$1,928

Stockholders’ equity
Preferred stock, authorized 1,000,000 shares, no par value; none issued and outstanding	—	—	—
Common stock, authorized 50,000,000 shares, $0.001 par value; issued and outstanding 5,309,462 shares, actual; issued and outstanding 8,850,408, shares, pro forma; issued and outstanding 9,255,908 shares, pro forma, as adjusted	5	9	9
Additional paid-in capital	69,170	81,711	82,405
Accumulated deficit	(61,773)	(63,910)	(63,910)
Accumulated other comprehensive income	177	177	177

Total stockholders’ equity	7,579	17,987	18,681

Total capitalization	$7,579	$19,915	$20,609

(1)	Financial data for the period ended September 30, 2009 was used in calculating the pro forma information for ChipX.

BUSINESS

Overview

GigOptix, Inc., is a leading provider of electronic engines for the optically connected digital world and other advanced RF applications. GigOptix was incorporated in March 2008 under the laws of the state of Delaware and upon completion of the merger of GigOptix LLC and Lumera Corporation on December 9, 2008, became a public reporting company on December 10, 2008. GigOptix is the successor registrant to Lumera Corporation.

We focus on the specification, design, development and sale of analog semiconductor integrated circuits, or ICs, multi-chip module solutions, or MCMs, polymer modulators, and analog and mixed signal custom Application Specific Integrated Circuits (ASICs). We believe we are an industry leader in the fast growing market for electronic solutions that enable high-bandwidth optical connections found in telecommunications (telecom) systems, data communications (datacom) and storage systems, and, increasingly, in consumer electronics and computing systems.

Our products fall into the following main categories:

•	Laser and modulator Driver ICs and MCMs;

•	Transimpedance and Limiting Amplifier ICs;

•	Optical Modulators;

•	Broadband Radio Frequency Amplifiers; and

•	Custom analog and mixed signal ASICs.

These products are capable of performing in various applications, demanding a wide range of data processing speeds, from consumer electronics, which perform at data processing speeds of 3Gbps to 10Gbps, to sophisticated ultra-long haul submarine telecommunications systems which require performance at data processing speeds from 10Gbps and 40Gbps to 100Gbps.

Through our subsidiary, ChipX, we design, develop and market three types of custom integrated circuits, also known as ASICs. Standard cell ASICs are typically targeted at high-volume applications such as consumer devices due to their low cost. Structured ASICs are typically targeted at low- to mid-volume applications such as industrial and defense/aerospace systems due to the low upfront cost of manufacturing. Hybrid ASICs are a unique offering from ChipX that combines the benefits of both standard cell and Structured ASICs and can be used in a broad range of applications.

ChipX has developed a portfolio of analog functions for easy integration in mixed-signal standard cell and Hybrid ASICs. The portfolio includes over 60 different functions encompassing analog-to-digital converters (ADCs) and digital-to-analog converters (DACs), regulators and various power functions, a variety of single-ended and differential inputs/outputs (I/Os) as well as many general-purpose analog functions such as operational amplifiers (op-amps) and comparators.

History

GigOptix, Inc., was formed in March 2008 in order to facilitate a combination between GigOptix LLC and Lumera Corporation. Before the combination, GigOptix, Inc. was a wholly-owned subsidiary of Lumera Corporation, and was formed to complete the merger. Prior to the merger, we had no operations or material assets. GigOptix LLC, an operating company, was formed in June 2007 and acquired the assets of iTerra Communications LLC in July 2007 and Helix Semiconductors AG in January 2008. As a result of the transaction set forth in the Agreement and Plan of Merger, dated as of March 27, 2008, among Lumera, GigOptix LLC, Galileo Merger Sub G, LLC and Galileo Merger Sub L, Inc., on December 9, 2008, the merger was completed and Lumera and GigOptix LLC became wholly owned subsidiaries of GigOptix, Inc., and GigOptix, Inc. became the successor public registrant to Lumera Corporation.

At the time of the merger, Lumera was a developer of high performance proprietary electro-optic polymer materials and products based on these materials for various electro-optic applications. Lumera’s main products in development were 10Gbps to 100Gbps modulators for use in high bandwidth, low power consumption optical networks. Lumera used polymer materials to improve the design, performance and functionality of products for use in optical communications devices and systems.

At the time of the merger, GigOptix LLC was a fabless semiconductor company specializing in the specification, design, development and sale of integrated circuits and electronic multi-chip module solutions. GigOptix’s primary products consisted of drivers and receivers which are capable of performing in various applications demanding a wide range of data processing speeds, from consumer electronics and computing systems which perform at data processing speeds of 3Gbps to 10Gbps, to sophisticated ultra-long haul trans-oceanic (“submarine”) telecommunications systems which require performance at data processing speeds of 10Gbs to 100Gbps. In January 2008, GigOptix LLC acquired Helix Semiconductors, a company based in Switzerland, which enabled GigOptix LLC to expand its product offering into short reach devices and systems.

On November 9, 2009, we acquired ChipX, a leading independent fabless supplier specializing in analog and mixed signal custom ASICs. ChipX became a subsidiary of GigOptix as a result of the merger.

Business Strategy

Our objective is to continue our development as an industry leader that offers a broad portfolio of electronic Radio Frequency (RF) analog integrated circuits, electro-optic devices and integrated components for the optically connected digital world. We also plan to reinvigorate our portfolio of RF products now that we have made significant progress in developing our optical communications-focused product lines. To this end, our business strategy has the following components:

•

Develop or acquire innovative products for fast growing segments using data transmission rates of 10Gbps and above. Our company’s core competency is in high speed analog semiconductor integrated circuits (IC), multi-chip-modules (MCM) and polymer modulator design. The fastest links are used in high speed 10-40 Gbps computing and communications systems, and with 100Gbps emerging in the near future. We intend to exploit our technical competencies to be a product leader in both high speed analog RF semiconductor and modulator markets. We acquired ChipX in part to accelerate incorporation of complementary metal oxide semiconductors (CMOS) integrated circuit design technology into our product portfolio. CMOS integrated circuits are used in the optical modules for optical communications in addition to the current GigOptix products.

•

Pursue funding for next generation technology from joint projects with lead customers and government contracts. We plan to cooperate with system vendors and government agencies to fund development of new technology that can be utilized in future generations of products. We aim to align our R&D investments with specific future products on our roadmap. Our company plans to utilize the new design center in Haifa, Israel, coming from the ChipX acquisition, to extend its ties with the defense electronics industry in Israel and to gain access to funding from government agencies.

•

Leverage relationships from R&D consortia to accelerate time to revenue for new technologies. Partnering on R&D projects with companies in the value chain allows them to become early adopters of new products and to shorten the time to market for the resultant products. Our company aims to do this in government funded programs where the consortia include defense contractors who ultimately consume the products, as well as in commercial joint development projects with system vendors.

•

Broaden portfolio of products for existing markets to add value to key customers. Customers are seeking to concentrate their supplier base to not only improve their own efficiency but also to enable economies of scale with their suppliers. We plan to extend our product offerings to target a higher share of customers’ utilizing our existing selling infrastructure. For example, we plan to add a range of receiver devices to the GX family of products, and to leverage the LX modulator family of products in our portfolio into a higher level strategic sell to telecom customers via existing channels enabled by our high speed driver products. Our acquisition of ChipX enables us to include CMOS integrated circuit design and allows us to take part in the making of optical modules for optical communications with products in addition to the current GigOptix products.

•

Leverage existing technology and products for expansion into adjacent markets to drive growth and diversify risk. Some examples of such opportunities that we are considering include expanding parallel products from data communication into consumer electronics, expanding Transimpedance Amplifiers (TIAs) from parallel into serial datacom and telecom markets, deriving serial products from parallel products for consumer electronic applications, and introducing 40Gbps and 100Gbps drivers developed for optical communications into RF-Broadband applications.

•

Develop integrated products. Each driver within a long haul telecommunications electro-optic system is connected to a modulator. Currently, most drivers and modulators are produced and sold as separate components and by different suppliers which are integrated into the parent systems by our customers. We plan to integrate a driver and modulator into the same package or, on the same chip, which will potentially not only improve performance but also reduce costs. We intend to develop integrated products that combine drivers and polymer modulators and which may be sold to telecommunications electro-optic systems customers. The addition of CMOS design capability supports the drive for integration as it is a technology highly suited to low cost integration of multiple electronic functions.

•

Continue to pursue strategic acquisitions. We believe that a key component of our growth is to continue to expand our business and product offerings by pursuing a plan of growth through acquisitions. We intend to concentrate on opportunities that we believe will present attractive risk-adjusted returns due to synergies in technology, market and/or customer engagements and quality of leadership team.

•

Continue to pursue production efficiencies. We intend to reduce operating expenses by continuing to pursue operating efficiencies. As a fabless semiconductor company, we maintain low operating expenses by outsourcing the production of the majority of our products. With every acquisition we incorporated the corporate functions to eliminate redundancy and improve cost efficiencies and maintain a single global operations, finance, sales and marketing organization. We maintain the engineering organization of each acquired company as an independent product development group. As a result, we have the GaAs-based serial RF group in Palo Alto (GX Line), the SiGe-based device group in Zurich (HX Line), the polymer- based modulator group in Bothell (LX Line), and the Si-based ASIC group in Haifa (CX Line)

•

Combine historic commercialization experience with new research and development experience and operations. We have successfully taken numerous complex driver and receiver products through the design, research and development stages into full commercialization. We intend to use this experience to bring the LX product line from the research and development phase into full commercialization. Once in the commercialization phase, the LX product line can benefit from existing experience in commercializing complex and highly technical products and implementing a cost effective and flexible outsourced manufacturing model. This is further enhanced with the addition of the CX team which has extensive experience in taking products to high volume manufacturing as well as compliance with International Trade and Arms Regulations (ITAR) which can be leveraged for other product lines.

•

Expand relationships with customers and governmental agencies. We intend to continue working closely with leading electro-optic systems manufacturers and governmental agencies to increase the adoption and integration of our HX, GX, iT and LX products. We intend to take advantage of cross-selling synergies by marketing LX products to previous HX, GX, iT and CX customers, HX, GX, iT and LX products to previous ChipX partners, and HX, GX, iT and CX products to previous Lumera customers, including U.S. governmental contractors. We believe that expanding relationships with these customers, including taking advantage of such cross-selling synergies, and further aligning our product roadmap with their strategies and systems operations will contribute to our future growth.

Products and Markets

With our recent acquisition of ChipX, we have added to our portfolio of products and technologies expertise in the design and development of custom integrated circuits, or ASICs. These designs, services and products are applicable to broad markets but ChipX has focused mainly on the defense, instrumentation and industrial market segments where it has a competitive offering.

Our products serve four main vertical markets:

•	Optical Communication Networks;

•	Consumer Electronics (CE);

•	Defense and Aerospace; and

•	Industrial, Instrumentation and Medical.

These markets differ in regard to volumes, average selling prices and product features. However, they all demand products that address the increasing data transmission speeds or bandwidth needs. The following chart shows the applications for which we are developing new products. Within these vertical segments, the higher data rate products have shown the highest growth.

Market Vertical
Applications	Optical Communication: Telecom and Datacom	Consumer Electronics (CE)	Defense/ Aerospace	Industrial, Instrumentation & Medical
GX—Serial Drivers and Receivers	10Gbps submarine, long haul and metro transmission
(predecessor GigOptix LLC)	40 & 100Gbps SONET and Ethernet	Optical links to displays	Phase Array Radar and Satellite communications, base stations
HX—Parallel Drivers and Receivers	Data center cables (Infiniband standard)	DVI and HDMI optical cables	Avionics Communications
(predecessor Helix Semiconductor Ag)	40 & 100G Ethernet	Optical USB, PCI-e and internal interconnects beyond 10Gbps	Radiation hard optical interconnects for Satellite communications	Optical USB, PCI-e and internal interconnects beyond 10Gbps
LX—Polymer Modulators	40G long Haul Optical Networks		Transferring to production
(predecessor Lumera Corp.)			Phase Array Radar and Satellite communications	Ultra fast ADC
iT—Amplifiers and Limiters			Broadband power amplifiers and limiters	Amps and limiters for Test and Measurement, power amplifiers
(predecessor iTerra Communications LLC)			Extended family and temp range for Radar and Satellite Comm.	Higher bandwidth devices, high speed mixed signal
CX—CMOS analog and mixed signal ASICs		Custom ASICs for CE customers	Current: Custom ASICs	Current: Custom ASICs
(predecessor ChipX Inc.)	Custom ASICs for telecom customers New Standard high speed analog products for optical modules	Optical links to displays, Optical USB, PCI-e and internal interconnects beyond 10Gbps

Telecom and Datacom Optical Networking Markets

Our company sells electronic drivers for lasers and modulators to customers that build optical network equipment at the system level and at the sub-system level. The telecom segment of the market generally covers longer reach links such as intercontinental undersea networks and terrestrial regional long haul and metropolitan area networks. Our products are used in these networks at the optical to electrical (OE) intersection where the electronics meets the optical fiber.

Our products amplify and shape the signals of the laser or modulator to achieve the best communication performance through optical cables. Telecom systems predominantly use the SONET based protocols, although the Ethernet standard prevalent in data communications is penetrating this space.

The data communication (datacom) segment of the market covers shorter reach computer–to-computer links and networks up to 80km. The datacom market segment is a higher volume, lower price segment as it requires less demanding driver performance. Within this segment, standard form factors or MSAs are used to not only facilitate multi-vendor sourcing of optical transceivers but also to drive down cost. Several of the industry players such as Avago and Finisar are vertically integrated and use their own internally developed drivers to improve margin. Different combinations of reach, speed and price point require different laser or modulator solutions and so each requires a specific driver variant. For this reason, the product category that we specialize in is often referred to as Physical Medial Dependent, or PMD ICs, since these products need to be matched to their transmission device and medium. Our company has been expanding its products for 10Gbps drivers to offer solutions for trans-oceanic ultra-long-haul, terrestrial long haul, metro and access networks. Technology acquired in the Helix acquisition in 2008 enabled us to cover the shortest reaches in datacom in a parallel format for use in high performance computers and data centers. The current market for our products in datacom is the range of 10Gb/s pluggable single channel and multichannel pluggable transceiver modules and active optical cables (AOC) in the standard form factors of SPF+, XFP for single channel and QSFP and SNAP12 for multi-channel computer, server and router interconnections. Our recent acquisition of ChipX expands the capability to CMOS design to address more of the available market in optical communications both through custom ASICs and in future high speed analog products to be jointly created with the former CX team. Approximately 68% of our revenue in 2008 was from the telecom and datacom markets while these markets represented 46% of revenue in the first nine months of 2009.

Growth in the telecom and datacom markets is driven by exponential growth of internet bandwidth demand, primarily related to video and audio content distribution. Both segments are transitioning to higher data rates. The telecom demand for 40Gbps systems is on the rise and it is expected the 100Gbps Ethernet standard will be ratified in 2010. This will result in production devices being manufactured to meet this standard in the same year of its introduction. We have launched a number of products in 2009 to support the 40Gbps and 100Gbps Ethernet standards with others still in development phase for release in 2010.

In 2008, Finisar and Optium merged and Opnext acquired Stratalight. Additionally, in February 2009, Bookham and Avanex announced an agreement to merge. We expect that continued consolidation among the transponder and transceiver maker customer base will lead to increased buying power of the remaining companies and thus increased price pressure in the coming period.

Consumer Electronics Market

Within the consumer electronics (CE) market, demand for appliances with high definition graphics systems and components capable of processing large amounts of data has increased dramatically in recent years. Our company believes that a key driver in the increased demand for consumer electronics products such as multimedia home and laptop computers, cell phones, gaming consoles, digital cameras and high-definition televisions, has been the rapid development of consumer electronics technologies supporting new features and functionalities combined with rapid price erosion associated with volume increase. Consumer electronics products increasingly require components which are capable of processing ever faster data rates to support the continuous need for product enhancement. Using copper interconnects to support the higher bandwidths demanded becomes more challenging, as at speeds above 10Gbps, copper interconnects power consumption increases and they become a source of increased levels of electro-magnetic interference (EMI) which requires significant efforts and costs to manage in sensitive electronic devices. We believe that transitioning from traditional copper-based interconnects to optical interconnects may address these issues and provide a solution to consumer electronics manufacturers. Therefore, increasing interconnect speeds and the associated need to manage interference and power will provide ever increasing and new opportunity for optical links. This vision was endorsed in 2009, when the industry saw announcements from major chip, computer and TV manufacturers, Intel, Apple and Sony, on collaboration to introduce the use of optics for high speed cables to transfer data between appliances.

The current market for our products is in active optical cables for DVI and HDMI. We estimate that the market size by volume for these products in 2008 was approximately 50,000 cables and this is anticipated to grow substantially according to market reports. We supply two to four devices per cable or unit. We are one of only two suppliers who sell these devices into the merchant market. The remaining suppliers are vertically integrated and keep the devices for internal consumption only. We estimate that we have more than 50% market share in this segment. We sell parallel four-channel 3Gbps VCSEL driver and receiver pairs into this market. In the first nine months of 2009, sales have been slow due to the economic environment but we have seen numerous new customers designing products using our existing devices in anticipation of higher consumption in 2010 and beyond.

We believe that the market for optical interconnects within CE appliances will continue to develop over the next three years. We have been working with leading CE manufacturers on specifications and prototypes for future devices. We believe that the slowdown in the economy has delayed or reduced the investment by CE suppliers into optimized CE solutions. However, the delay may result in an opportunity for use of our current generation of devices in niche applications as the market explores the capabilities of existing technology. This could provide an opportunity for our existing products. We believe it will be necessary to carefully monitor the appropriate timing for investment in new generations of products for this segment and will aim to release products targeting the CE market in a way that maximizes our return on research and development costs. The acquisition of ChipX increases our offering and capabilities in the CE market. Not only does the CX product line bring CE market customers to us, but also intellectual property and CMOS technology needed for low cost, high volume integrated circuits and foundry relationships which can be leveraged to support development and manufacturing of such devices. Furthermore, we expect to be able to use CMOS technology to create next generation CE products with reduced energy consumption and cost as compared to current generation products.

Approximately 9% of GigOptix revenue in 2008 and 6% for the nine months ended October 4, 2009 was from these markets. Approximately 28% of ChipX revenue in 2008 came from this area compared with 21% for the nine months ended September 30, 2009. The decline in revenue derived from the consumer electronics market was due primarily to a weak economic environment which directly impacted ChipX’s consumer electronics customers.

Defense & Aerospace

Similar to the telecom market, the market for microwave components and modulators for defense and aerospace applications includes a value chain of OEMs, government agencies and sub-contractors as well as the sub-assembly manufacturers who sell to them. Our company sells to each of these types of customers. This segment is diverse and characterized for the most part by relatively small volumes, highly specialized specifications and moderate to high selling prices.

In 2007, we reduced our portfolio of devices in this space to reduce support costs and allow us to focus on our optical networking portfolio and penetration of this market. However, the remaining range of broad-band amplifiers in the portfolio continues to sell well as the products have some unique capabilities. We announced the addition of two new broadband amplifier and two new limiter products for this market in 2009 as well as extending the operating temperature range of existing devices to open up new opportunities, which expands our monolithic microwave IC (MMIC) portfolio for this segment.

With the acquisition of Lumera in 2008, we acquired a company with established relationships with government contractors and agencies which enable us to bid on technology development projects for the U.S. military and other governmental agencies. We continue to partner with other organizations including major government subcontractors and academic institutions on the application of our unique electro-optic polymer modulators and materials for use in optical antenna for radar systems, super-computing and communications applications. The LX modulator devices are well suited for these applications as they are radiation hardened, light weight, wide bandwidth, able to operate at low temperatures and offer low power consumption. The opportunity to couple modulators and drivers will allow us to extend the total available market (TAM) and revenue in this market.

The market for custom ASICs in this space is significant as very few highly integrated standard products are tailored to meet specific needs because there is little standardization which means OEMs have the opportunity to drive value through differentiation. As such, projects are often highly customized with low volumes but high value as customers choose to invest in their own ASIC designs. For the defense markets, certification to ITAR standards is essential and the CX product line enjoys the fact that this certification has been maintained by ChipX over the years which is a differentiator in the segment.

We have opportunities to cross-sell optically connected applications which are set to become important to support the information gathering and display required by the military and also our polymer modulators and broad-band amplifiers for advanced Radar systems to the ChipX customer base in this market.

Approximately 8% of GigOptix revenue in 2008 was from this market segment and this has increased to 40% for the nine months ended October 4, 2009 due to the acquisition of Lumera. In 2008, approximately 22% of CX revenues came from this segment. This is also expected to increase on a percentage basis in 2009 due to the decline of the CE share which has an overall positive impact on the gross margin of the ASIC business as the defense segment supports higher margins due to the more specialist nature of the requirements.

Industrial, Instrumentation and Medical

The industrial market is similar to the defense and aerospace market with regard to the opportunity for custom designed products. The products in this segment can be part of large automation installations or high value equipment and justify the investment of a tailored ASIC design. The segment is also characterized by low- to mid-volume projects which do not warrant merchant suppliers to develop highly integrated cost effective standard product solutions. Therefore, the use of programmable or customer designed ASICs is common. Approximately 15% of GigOptix revenue in 2008 was from this market segment and has decreased to 8% for the nine months ended October 4, 2009. This segment has been a good source of successful design wins for the ChipX team and comprised approximately 29% of revenues in 2008. This is expected to be stable in 2009 and grow as a percentage of CX product line sales due to a number of projects coming to production in 2010.

The relationship and trust developed between a customer and the CX design team during an ASIC development is a significant asset which can be leveraged to facilitate an important cross selling opportunity for other GigOptix products. Our iT range of limiters and broad-band amplifiers are applicable to this segment and we expect to see a benefit from the CX channel into this market.

Product Development

Our objective is to continue to execute our commercialization strategy and enhance our product platform development and sales and marketing channels, while completing the development of the proprietary polymer modulator products and adding them to our existing portfolio, in order to become an industry leader in the delivery of electronic engines for optically connected communications systems. Through the acquisition of ChipX we have expanded our offerings to include additional electronic devices in an optical interface module or transponder. With the addition of mixed signal design in CMOS capability and related intellectual property, we will be able to accelerate the development of these devices thereby increasing our available market and providing a richer portfolio of products to Optical Module and system vendors. Additionally, telecom system vendors commonly use the custom ASIC approach. This acquisition will allow us to provide these services to our tier one optical networking customer base where ChipX did not have a significant presence.

We believe we can build upon our research and development foundation to further enhance development of innovative products for our existing and new markets and intend to use our commercialization experience and expertise to accelerate the introduction of these new innovative products to the marketplace. We will also build upon the relationships established with government agencies and industry strategic partners to jointly fund advanced innovation.

Our engineering, product development and technical support staff consisted of 51 full-time employees as of November 30, 2009, which represents about 52% of our headcount. Expenditures by GigOptix (excluding ChipX) for research and development amounted to approximately $4.4 million in fiscal 2008, compared to $1.7 million in fiscal 2007, and approximately $3.9 million for the first nine months of 2009.

We are able to use our proprietary research and development expertise to develop innovative products for optically connected communications systems. For instance, we believe that polymer materials engineered at the molecular level may have a role in future commercially relevant electro-optic products. Polymers are large carbon-based molecules that bond many small molecules together to form a long chain. Polymer materials can be engineered and optimized to create a system in which unique electrical, chemical and optical characteristics can be controlled. As data rates increase beyond 40Gbps, the performance of currently used commercial modulators based on crystalline technologies such as LiNbO3, GaAs, and InP degrades significantly. The performance needed at very high data rates can be achieved by an expensive approach of paralleling several modulators together, or by means of alternative technologies such as the higher bandwidth electro-optic (EO) polymers which have been shown to work up to 100Gbps.

We can use our technical expertise, developed through years of investment in research and development of the combined acquired entities, to maximize effectiveness in development of new semiconductor products. There are a range of semiconductor process technologies which offer different characteristics. The most commonly known and most widely used in digital electronics is CMOS which has been the platform for the “Moore’s Law” cost reduction path through integration. However, CMOS technology is not well suited for the longer reach optical Physical Media Dependent (PMD) integrated circuits (ICs), as it cannot support the high voltages needed to drive certain optical components. Instead, compound semiconductor technologies, known as III-V, such as Indium Phosphide (InP), and Gallium Arsenide (GaAs), are used to provide the best performance for long reach devices. For low current modulation laser devices, such as LD and VCSEL, the Silicon Germanium (SiGe) process is suitable as it combines the benefits of the high speeds with the integration possibilities of CMOS allowing greater levels of integration to allow more sophisticated control of the devices. Being fabless and materials-agnostic, we are able to select the most appropriate materials and processing technology available from our InP, GaAs and SiGe foundry partners to serve each application with optimal price performance and provide the best solutions to our company’s customers, enabling the rapid development and deployment of 10Gbps, 40Gbps and 100Gbps systems. With the addition of the CX product line, we have added CMOS technology to our portfolio, giving us truly diverse technology options which can be optimally selected for a particular application.

Developing ICs to overcome all of the challenges that high speed, large bandwidth transmission and reception systems present requires the convergence of the following key technical skills and technologies:

•	Millimeter-wave and analog design techniques on high voltage III-V semiconductor technology;

•	Highly integrated solutions with multiple digital functionalities and interfaces, typical of lower frequency silicon technology like SiGe and CMOS; and

•	High performance packaging to preserve signal integrity.

GX Products

In 2008, we commercialized products in our GX product line that were developed during 2007. The GX product family includes optical modulator and laser drivers and receivers which are integrated into high-speed 10Gbps, 40Gbps and 100Gbps transponders and transceivers, the subsystems that are part of telecom networks switches and routers, as well as data centers. GX products are sold into data communications and telecommunications markets and can be deployed across a diverse array of optical networks, from sophisticated trans-oceanic ultra-long-haul and terrestrial long-haul to metro and enterprise networks, with the most significant being the following:

•	GX6120, an 11.3G EA modulator driver that supports applications that use differential in and differential out topology; and

•	GX6155, a 12.5G NRZ modulator driver in a ceramic package that targets 10Gbps 300-pin transponder applications for long-haul and metro communication links.

In 2009, we have further expanded our GX product line by commercializing new products for 40Gbps and 100Gbps applications as well as the optimization of existing commercialized products in the GX product line, including:

•	GX6261, a 40Gbps differential DQPSK modulator driver with a ceramic package that targets 40Gbps transponder applications for long-haul and metro communication links; and

•	The GX3 series of transimpedance amplifiers (TIAs) for 10Gbps, 40Gbps and 100Gbps receive optical sub-assemblies (ROSA) and transceivers.

In addition, we have a new line of TIAs which include seven new ICs that are used on the reception side as opposed to the drivers which are used on the transmission side of the optical link. This represents an increase of market opportunity as a TIA is needed for each driver used. In addition, this product line addresses not just long reach applications but also shorter reach high-volume applications. The products come from a successful collaboration between the design teams in Palo Alto and Zurich and were developed in close cooperation with leading transponder manufacturers.

HX Products

The HX product portfolio includes laser drivers, TIAs and limiting amplifiers for use in multi-channel and short reach applications more commonly known as optical interconnects. HX products are sold for integration into CE, datacom and telecom systems and Active Optical Cables. HX products are market leaders in Optical Receiver Transmitter Array products, which consist of driver and receiver arrays for 4-channel and 12-channel modules running at 3Gbps to 10Gbps per channel with aggregate speeds of up to 120Gbps. By adding to our HXT/R3xxx family of 5Gbps 4- and 12-channel VCSEL drivers, a TIA, GigOptix-Helix has developed parallel drivers and receivers, including 4- and 12-channel 10G VSCEL drivers and 4 and 12-channel 10G TIAs to support 40G and 100G datacom applications.

In 2009, we have commercialized our 10G parallel line that addresses the 40G BASE-SR4, 100G BASE-SR10, MSA, QSFP, SNAP12 and InfiniBand QDR markets and have embarked upon a major drive to support customers as they design in these products for production in 2010. These devices have been used to demonstrate ultra low power consumption when measured in terms of energy per bit, achieving 8mW/Bb/s which amounts to a drastic saving of energy consumption in data centers if deployed as compared to older technology. We are cooperating with major datacenter system vendors to create highly anticipated products for this segment which we expect will be a major contributor to limiting the growth in energy consumption of data centers as they move to higher speed optical interconnects.

In addition, the HX3 series operating at 5Gbps has seen a resurgence in design-in activity as new companies enter the active optical cable market with optical HDMI and DVIcables for consumer and professional digital video installations.

LX Products

The LX product family includes electro-optical modulators and high-speed optical waveguides based on our unique patented electro-optic polymer technology which was developed through extensive research and development activities at Lumera prior to the merger with GigOptix in 2008. LX modulators may be integrated into telecommunications transponders and data communication transceivers and operate at high data rates from 20Gbps up to 100Gbps. They are also applicable to advanced radar systems where they can be combined with arrays of antenna elements to create a direct low loss optical conversion of the signal. We believe that the polymer modulator is potentially a highly differentiated product with a compelling value proposition that can be successfully commercialized. We believe that relationships with existing customers of our GX product line can be leveraged to generate future LX product line revenues, as can the newly acquired ChipX customers in the defense and aerospace market.

In 2008 and 2009, the LX product line activities were focused on development contracts for U.S. government research agencies, including DARPA and Air Force Research Laboratories. The focus is to extend the capability of the technology into wider operating temperature ranges and to ready it for volume production with extensive environmental and reliability testing. These activities generated the majority of revenue in 2008 and the first nine months of 2009 in the LX product line. In 2009, we sold the first commercially available 40Gbps and 100Gbps packaged polymer based modulators for microwave photonic and research applications. We have partnered with a number of companies and research organizations to develop new applications for this technology such as the ultra fast analog to digital converter. During 2009, we have made progress in the commercialization of a 40Gbps DPSK modulator by partnering with a contract manufacturer for the optical packaging of the devices.

In the future, we intend to maintain our valuable focus on continued innovation in the area of electro-optic polymer modulators to enable us to position our company as an industry leader in ultra fast modulators, while aggressively moving forward with the commercialization of LX modulator products. Through the productization and commercialization of the LX polymer modulators, we hope to enhance performance, reduce the physical size and lower the cost in order to provide a viable alternative to the currently available modulator technologies. In addition, our company intends to develop technology to allow the integration of the electro-optic polymer modulators with electronic circuits at the silicon wafer level to advance the capabilities of photonic integration for next generation communication and computing systems.

iT Products

Our legacy is built upon the iT product line. Fiscal year 2008 was a solid year for this product line, with revenue growth through the expansion of the customer base and applications offering. We believe there are numerous new application opportunities in both the defense and aerospace and test and measurement markets that we have not fully exploited.

In 2009, we have announced new products including a 20G bandwidth limiting amplifier and a single bias broadband amplifier to augment our existing product offering.

CX Products and Services

As a supplier of custom ASICs and design services, the CX team helps companies turn their electronic design ideas into ICs which are uniquely defined for their own product needs. Customers choose ASICs for a number of reasons, including: to differentiate their products, to reduce cost or power consumption by using one custom IC, or to replace more costly and energy inefficient programmable devices such as a Field Programmable Gate Arrays or FPGAs.

A custom ASIC makes sense where the merchant market of standard products does not make a standard product that adequately serves a customer’s particular purpose or application. Many large semiconductor companies offer custom services for high volume customers. However, there is a large market for the next tier of applications where a custom chip is needed but the volumes are smaller. A typical custom ASIC developed by us ships in the 10s-100s of thousands of units over a 3-5 year lifetime. There are over 100 custom ASICs in production in the CX product line. Customers place orders for custom ASICs more than three months in advance to secure delivery. Customers fund designs of custom ASICs on a non-recurring engineering (NRE) charge basis.

The CX product and service line provides its customers with a set of design tools and a library of functional building blocks for them to select from to complete their designs. To reduce a customer’s risk, these building blocks are generally previously proven in their final production form in silicon and are known as “IP blocks”. We provide added value by offering IP blocks which cover numerous analog functions which tend to be the more specialized and challenging IP blocks for the customer’s own designers to create by themselves as well as the more common digital and mixed signal IP blocks. When possible, the CX team assesses third party IP blocks to add to the portfolio on a “make vs buy” basis.

Our standard cell and Hybrid ASICs are custom parts that leverage industry standard libraries and a broad portfolio of intellectual property from various third party vendors as well as analog and mixed-signal intellectual property which we have developed. Our Structured ASICs consist of a family of platforms designed and built in different CMOS process geometries:

Product Families

Structured ASIC	Gates	Memory	Process
CX6000	140-1500K	288-3100Kb	0.13u
CX5000	28-578K	64-1300Kb	0.18u
CX4000	20-550K	0-448Kb	0.25u
CX3000	21-200K	24-352Kb	0.35u
CX2000	10-100K	0-180Kb	0.60u

Our CX product R&D activities are focused on customer software tools to support our ASIC offerings, ASIC platforms and non-standards-based mixed-signal and analog intellectual property.

Our CX product customer engineering team, responsible for implementing customer designs, is dedicated to supporting customers through the process of turning designs into a final production product. This team integrates all the design elements provided by the customer together with selected IP blocks into the final design and then works with third party foundries to deliver a final custom chip ready for production, including a production test program to guarantee a quality product.

Competition

Competition within the markets that we serve is fragmented, with each market segment having a different set of competitors. This fragmentation is the basis for our belief that consolidation of products serving multiple market segments and multiple tiers within market segments can bring value to customers in these markets and be an effective strategy for growth. However, no assurance can be given that our competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features, or undergo consolidation to enhance their product portfolio offering base. We expect that our competitors will offer new and existing products at prices necessary to gain or retain market share. Some of our competitors have substantial financial resources, which may enable them to better withstand sustained price competition or a market downturn. There can be no assurance that we will be able to compete successfully in the price or performance of our products, or otherwise.

GX Products

In the telecom and serial datacom segments, the most notable competitors are Triquint, OKI, Vitesse, InPhi and Gennum. In 2008, we were able to compete well on performance and price with the driver vendors. We have seen increased price pressure in 2009 due to the industry down turn and we believe our products are well positioned to compete due to our low cost and outsourced flexible manufacturing. We intend to continue to drive down costs and improve efficiencies to follow expected price erosion.

HX Products

The most notable competitors in the merchant market for parallel PMD ICs are Zarlink and IPtronics. Zarlink is a vertically integrated transceiver module manufacturer that also offers its PMD ICs to the third party merchant market. They have a comparable product to ours but have been later to market in offering a 10Gbps solution. A vertical integration model may be viewed negatively by a customer looking to purchase PMD ICs as the vendor is a competitor at the sub-system level. We do not intend to pursue a vertical integration model in this market segment. IPtronics is a venture-funded startup specializing in parallel optical interconnect with a family of devices at 10Gbps. Their 10Gbps product portfolio is comparable to ours and the breadth of their product portfolio ranges from 5Gbps to 12.5Gbps.

LX Products

Major competitors in this space include JDSU, Avanex, Sumitomo and Fujitsu with lithium niobate modulators, which is the product which is currently the dominating product in the market, as well as Oclaro, the leading supplier of indium phosphide based modulators. We expect that once the production has been finalized, the polymer modulators will become competitive with lithium niobate and indium phosphide products in terms of pricing and will, in some key aspects, provide significant performance advantages that will differentiate the polymer modulators in the market.

iT Products

Our ultra-broad-band amplifiers and limiters offer excellent performance with best in class gain flatness and low noise figures. The main competitors to these products are Triquint, Northrop Grumman (for internal use) and Mimix.

CX Products

Our ASICs compete in the custom integrated circuit industry, an industry that is intensely competitive. In the low- to mid-volume market, the primary competitors include Lattice Semiconductor and Actel Corporation. In the mid- to high-volume market, there are over 30 companies competing in this $10 billion market. Companies that we compete with most often include On Semiconductor, eSilicon, Open Silicon, Faraday, Toshiba and eASIC.

We believe that important competitive factors in the custom integrated circuit industry include: Product pricing, time-to-market, product performance, reliability and quality, power consumption, availability and functionality of predefined IP cores, inventory management, access to leading-edge process technology, track record of successful product execution and achieving 1st time working silicon, ability to provide excellent applications support and customer service, ability to offer a broad range of ASIC solutions to retain existing customers, and compliance with ITAR.

Customers

We have a global customer base with revenues for 2008 and for the nine months ended October 4, 2009 split geographically as follows; Europe 49%, United States 25% and Asia 26% and United States 51%, Europe 27% and Asia 22%, respectively. With the acquisitions of Lumera and ChipX, as well our successful penetration of the telecom market in Asia, we anticipate a significant shift for 2009. We expect to see revenues from Europe at a similar level in 2009 as compared to 2008 with the U.S. and Asia increasing.

In 2008, GigOptix’s top customers, making up more than 75% of all revenues were, in alphabetical order, Advanced Micro Devices, Inc., Alcatel Submarine Networks, Anritsu Corporation, Avanex Corporation, Emcore Corporation, JDSU Corporation, Opticis Co., Ltd., Rohde and Schwarz, Mitel-TeleOptix, Zarlink Semiconductor and ZTE Corporation. In the first nine months of 2009, approximately 80% of revenue came from government contracts plus Alcatel, Anritsu Corporation, Finisar Corporation, Opticis Co., Ltd., and ZTE Corporation.

For the year ended December 31, 2008, Alcatel-Lucent and its subcontractor Mitel-TeleOptix/Linkra represented 38% of our revenue, and three other companies represented 14%, 12% and 10%. For the nine months ended October 4, 2009, Alcatel-Lucent represented 26% of our revenues and ZTE represented slightly more than 10% of revenues for the same period.

The acquisition of ChipX will help expand this customer base further. While ChipX has over 60 customers located globally, 70% of ChipX’s revenues for fiscal 2008 were from customers located in the United States. Rockwell Collins represented more than 10% of ChipX’s revenues for the year ended December 31, 2008 and two customers, Rockwell Collins and Scientific Atlanta, represented 13% and 11%, respectively, of revenues for the nine months ended September 30, 2009.

Operations & Manufacturing Process

Our headquarters are located in Palo Alto, California, where the GX product line is designed. We also maintain an office in Bothell, Washington, where the LX product line is designed, the GigOptix-Helix Switzerland office in Zurich, which is the design center for the HX product line, and a design center for the CX line in Haifa, Israel. We are continuing to use our current foundries and contract manufacture partners to support our cost effective, virtual manufacturing model. Our strategy is to focus our resources on intellectual property development and creating new standard products for target markets and custom integrated circuits for customers. We continuously evaluate opportunities to enhance our foundry relationships to ensure continued supply for our customers, on-time delivery and periodic cost reductions. Our partner foundries include IBM, Austria Micro Systems, Win Semiconductors and Eudyna (Sumitomo), and with the acquisition of ChipX, we have added as new foundry partners, United Microelectronics Corporation (UMC), Chartered Semiconductor, Tower Semiconductor and Advanced Semiconductor Engineering (ASE). We will leverage these new relationships to drive efficiencies.

We will also continue to partner with new and existing government and commercial partners to share the development risk and reward. We are ISO 9001 certified. Our subsidiary, ChipX has also achieved Sony Green certification for its packaging and assembly processes and quality management of its subcontractors.

Intellectual Property

We believe that a robust technology portfolio which is assessed and refreshed periodically, is an essential element of our business strategy. We believe that our success will depend in part on our ability to:

•	Obtain patent and other proprietary protection for the materials, processes and device designs that we develop;

•	Enforce and defend patents and other rights in technology, once obtained;

•	Operate without infringing the patents and proprietary rights of third parties; and

•	Preserve our company’s trade secrets.

Intellectual Property Portfolio

Our company’s intellectual property principally includes patentable inventions and trade secrets. We have developed some of this intellectual property internally and have also acquired intellectual property from our strategic partners. Our company and our strategic partners protect intellectual property by filing domestic and foreign patent applications, where appropriate, and by maintaining an active program designed to preserve the confidentiality of its trade secrets. With respect to inventions and other intellectual property created under our development contracts with the U.S. government and government contractors, we typically have the right to retain title to any patents that are issued to us in connection with the performance of these contracts, with the government retaining a non-exclusive license to use the patented technology for government purposes. The government typically also retains rights in any technical data that we develop using federal funding and deliver under a development contract. If we do not comply with government requirements with respect to inventions developed under these development contracts, the government could demand ownership of the inventions, in which case we would retain a license to use the inventions.

Through our ChipX subsidiary, we develop a broad range of mixed-signal and analog intellectual property, which is used to integrate in customer ASICs. The intellectual property includes but is not limited to analog-to-digital converters, digital to analog converters, Input/Outputs (I/Os), Physical layer functions (PHYs), amplifiers, comparators, multiplexers, regulators, charge pumps and various other analog functions.

We have 45 United States patents issued and two currently pending United States patent applications, several of which have received notices of allowance. We also license patented technology from the University of Washington. Many of the pending and issued U.S. patents have one or more corresponding internal or foreign patents or applications. Our patents will begin to expire in 2014.

Patent Valuation

We have patents and patents pending covering technologies relating to:

Polymers

•	Optical polymers and synthesis;

•	Production of polymers in commercial quantities;

•	Materials characterization and testing methods; and

•	Devices, designs and processes relating to polymers.

High-Speed Integrated Circuits

•	Circuit topology to achieve ultra large frequency bandwidth;

•	Efficient voltage control circuit for broadband high voltage drivers; and

•	Control circuit to stabilize over temperature gain control functionality.

ASICs

•	Customizable integrated circuit devices

•	Single metal programmability in a customizable integrated circuit device

•	Configurable cell for customizable logic array device

•	In-Circuit device, system and method to parallelize design and verification; and

•	Method of developing application specific integrated circuit devices

Although we believe our patent portfolio is a valuable asset, the discoveries or technologies covered by the patents, patent applications or licenses may not have commercial value. Issued patents may not provide commercially meaningful protection against competitors. Other parties may be able to design around our issued patents or independently develop technology having effects similar or identical to its patented technology. The scope of our patents and patent applications is subject to uncertainty and competitors or other parties may obtain similar patents of uncertain scope. Other parties may discover uses for polymers or technology different from the uses covered in our patents or patent applications and these other uses may be separately patentable. Other parties may have patents covering the composition of polymers for which we have patents or patent applications covering only methods of use of these polymers.

Third parties may infringe the patents that we own or license, or claim that our potential products or related technologies infringe their patents. Any patent infringement claims that might be brought by or against our company may cause it to incur significant expenses, divert the attention of its management and key personnel from other business concerns and, if successfully asserted against us, require us to pay substantial damages. In addition, a patent infringement suit against our company could force us to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party’s intellectual property.

We periodically evaluate our patent portfolio based on our assessment of the value of the patents and the cost of maintaining such patents, and may choose from time to time to let various patents lapse, terminate or be sold.

Employees

As of December 31, 2009, we had 98 full-time employees, including 44 engineers, electrical and chemical; 25 in manufacturing, operations, and quality, 15 in global sales and marketing and 14 in general and administrative.

Government Regulations

We are subject to federal, state and local laws and regulations relating to the generation, handling, treatment, storage and disposal of certain toxic or hazardous materials and waste products that we use or generate in our operations. We regularly assess our compliance with environmental laws and management of environmental matters.

We are also subject to federal procurement regulations associated with its U.S. government contracts. Violations of these regulations can result in civil, criminal or administrative proceedings involving fines, compensatory and punitive damages, restitution and forfeitures as well as suspensions or prohibitions from entering into government contracts. The reporting and appropriateness of costs and expenses under GigOptix’s government contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an agency of the U.S. Department of Defense. The contracts and subcontracts to which we are a party are also subject to potential profit and cost limitations and standard provisions that allow the U.S. government to terminate such contracts at its convenience. We are entitled to reimbursement of our allowable costs and to an allowance for earned profit if the contracts are terminated by the U.S. government for convenience.

Sales of our products and services internationally may be subject to the policies and approval of the U.S. Department of State and Department of Defense. Any international sales may also be subject to United States and foreign government regulations and procurement policies, including regulations relating to import-export control such as ITAR, investments, exchange controls and repatriation of earnings.

Legal Proceedings

We may be subjected to various claims and pending or threatened lawsuits in the normal course of business. We are not currently party to any legal proceedings that our management believes the adverse outcome of which would have a material adverse effect on our financial position, results of operations or cash flows. Therefore, no amounts have been accrued for in our October 4, 2009 consolidated financial statements. No amounts have been accrued for in the consolidated financial statements for ChipX for the period ended September 30, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

RESULTS OF OPERATIONS – CHIPX, INCORPORATED

You should read the following discussion and analysis of ChipX’s financial condition and results of operations in conjunction with the consolidated financial statements of ChipX and the related notes in the Current Report on Form 8-K/A filed by GigOptix on January 21, 2010 and incorporated by reference into this prospectus. The following discussion is of ChipX’s operations only and discusses results of operations for ChipX for the periods prior to its merger with GigOptix on November 9, 2009. Management’s discussion and analysis and results of operations for GigOptix are included in GigOptix’s Form 10-K for the fiscal year ended December 31, 2008, and in GigOptix’s quarterly report on Form 10-Q for the quarter ended October 4, 2009, and have been separately incorporated by reference into this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors,” “Special Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. We assume no obligation to update the forward-looking statements or such risk factors.

Nature of Operations

ChipX develops, designs, and market three types of custom integrated circuits, also known as Application-Specific Integrated Circuits (ASICs): Standard cell ASICs typically targeted at high-volume, low cost applications such as consumer devices due to their low cost, Structured ASICs typically targeted at low- to mid-volume applications such as industrial and defense & aerospace systems due to the low upfront cost of manufacturing; and Hybrid ASICs, that combines the benefits of both standard cell and Structured ASICs. Variations in unit pricing, development cost, product performance, reliability, power consumption, ease of use and time-to-market also determine the specific applications. ChipX has developed a portfolio of analog functions for integration in mixed-signal standard cell and Hybrid ASICs.

ChipX’s fiscal year ends on December 31. The consolidated financial statements include the accounts of ChipX and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Critical Accounting Policies and Estimates

This Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses ChipX’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements requires ChipX’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, inventories, asset impairments and deferred tax assets. ChipX’s management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

ChipX’s management believes that the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimate that are reasonably likely to occur could materially change the financial statements. ChipX’s management also has other key accounting policies that are less subjective, and therefore, their application would not have a material impact on ChipX’s reported results of operations. The following is a discussion of ChipX’s critical accounting policies, as well as the estimates and judgments involved.

Revenue Recognition

Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable. Upon delivery, ChipX also provides for estimated sales returns.

Amounts received for prototyping services are deferred and recognized upon completion of contractual obligations and acceptance from customers.

Inventories

ChipX is required to state inventories at the lower of cost or market price. In assessing the ultimate realization of inventories, ChipX is required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. Provisions are made for slow-moving items or technological obsolescence and are recorded in the consolidated statements of operations. Once inventory is written down, a new cost basis is established for future periods.

ChipX’s inventories include high-technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than ChipX estimates, ChipX may be required to record additional inventory provisions.

Long-Lived Assets and Intangible Assets

Long-lived assets include equipment, furniture and fixtures, leasehold improvements and intangible assets. When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, ChipX tests for recoverability based on an estimate of undiscounted cash flows as compared to the asset’s carrying amount. If the carrying value exceeds the estimated undiscounted future cash flows, the asset is considered to be impaired. The amount of impairment is measured as the difference between the carrying amount and the undiscounted cash flow of the impaired asset. Factors that ChipX’s management consider important that could trigger an impairment review include continued operating losses, significant negative industry trends, significant underutilization of the assets and significant changes in the way ChipX plans to use the assets.

The estimation of future cash flows involves numerous assumptions, which require our judgment, including, but not limited to, future use of the assets for our operations versus sale or disposal of the assets, future-selling prices for our products and future production and sales volumes. In addition, ChipX management must use its judgment in determining the groups of assets for which impairment tests are separately performed.

Income Taxes

ChipX accounts for income taxes following the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. ChipX provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

On January 1, 2007, ChipX adopted a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with the liability method described above. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. ChipX recognizes interest and penalties, if any, related to unrecognized tax benefits in our provision for income tax. The implementation of the two-step approach did not have a material effect on ChipX’s financial position and results.

Stock-based Compensation

ChipX accounts for stock-based compensation whereby the measurement and recognition of compensation expense is based on estimated fair values for all stock-based payment awards made to employees and directors. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual results differ from these estimates, stock-based compensation expense and our results of operations could be impacted.

ChipX selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards based on the fair value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility is based on realized historical stock price volatility of peer companies. The expected life of options granted is calculated using the simplified method, of calculation based on the vesting terms of the awards. ChipX will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. ChipX has historically not paid dividends and have no intention to pay dividends in the foreseeable future.

Results of Operations

Revenues

	Nine months ended September 30,				Year ended December 31,
	2009		2008		2008		2007
	(in thousands, except percentages)
Service	$2,094	16%	$1,431	8%	$2,482	9%	$460	2%
Product	11,369	84%	16,921	92%	23,901	91%	21,816	98%

	$13,463	100%	$18,352	100%	$26,383	100%	$22,276	100%

Revenues for the nine months ended September 30, 2009 were $13.5 million, a decrease of $4.9 million or 27%, compared to $18.4 million for the nine months ended September 30, 2008. The decrease in revenue was primarily a result of declining shipments of consumer components.

Service revenues were $2.1 million in the nine months ended September 30, 2009, an increase of $0.7 million or 46% compared to the same period of 2008. Service revenues are generated from fees charged to customers for the completion of new product designs that are then converted into electronic files and machine tooling used to produce Integrated Circuit (ICs) components. The increase was a result of design wins from larger industrial and defense & aerospace customers.

Product revenues were $11.4 million in the nine months ended September 30, 2009, a decrease of $5.6 million or 33% compared to the same period in 2008. Product revenues decreased primarily as a result of decreased shipments of consumer products due to decreased demand from our large consumer customers. Sales of defense & aerospace products remained flat period over period.

Revenues for the year ended December 31, 2008 were $26.4 million, an increase of $4.1 million or 18% compared with $22.3 million for the year ended December 31, 2007. The increase in revenues was a result of improved performance in all product lines.

Service revenues for the year ended December 31, 2008 were $2.5 million, an increase of $2.0 million, or 440%, compared to $0.5 million for the year ended December 31, 2007. The increase was due to more revenue generated from defense, aerospace and industrial customers.

Product revenues for the year ended December 31, 2008 were $23.9 million, an increase of $2.1 million or 10% over fiscal year 2007. Product revenues increased due to several of our defense & aerospace customers’ entering into volume production during 2008. Sales of consumer products remained approximately flat year over year.

Gross Profit

Service cost of revenues consists of the engineering salaries, mask sets, tooling for new designs, and amortization of third party intellectual property and design software tools directly attributable to revenue activities.

Product cost of revenues consists primarily of third party outsourced silicon wafers, costs to assemble and package the products and manufacturing overhead. Manufacturing overhead includes costs such as production control, supply chain management and quality control.

Gross profit (loss) for the periods presented was as follows:

	Nine months ended September 30,		Year ended December 31,
	2009	2008	2008	2007
	(in thousands, except percentages)
Service	$249	$(1,651)	$(1,355)	$(2,982)
Percentage of service revenues	12%	-115%	-55%	-648%
Product	3,719	5,452	8,216	7,728
Percentage of product revenues	33%	32%	34%	35%

Total gross profit	$3,968	$3,801	$6,861	$4,746

Percentage of total revenues	29%	21%	26%	21%

For the nine months ended September 30, 2009, ChipX’s cost of revenues decreased by $5.1 million, or 35%, to $9.5 million (71% of revenues) from $14.6 million (79% of revenues) in the nine months ended September 30, 2008. The decrease in cost of revenues is primarily the result of a decrease in the sale of products in the nine month period ended September 30, 2009. The decrease in cost of revenues as a percentage of revenues is primarily the result of performing higher margin design services.

Gross profit for the nine months ended September 30, 2009 was $4.0 million, an increase of $0.2 million or 4%, compared to $3.8 million for the nine months ended September 30, 2008. The slight increase in gross profit is a result of improved performance when performing our design services, offset by lower product gross profit due to decreased shipments of consumer products.

Service gross profit was $0.2 million in the nine months ended September 30, 2009, an improvement of $1.9 million, compared to a gross loss of $1.7 million in the same period of 2008. The service gross profit improvement primarily resulted from more design wins in higher margin defense & aerospace customers and medical and industrial customers. Product gross profit of $3.7 million in the nine months ended September 30, 2009 decreased by $1.7 million or 32%, compared to the same period in 2008. Product gross profit decreased primarily as a result of decreased shipments of consumer products period over period.

Cost of revenues for the year ended December 31, 2008 was $19.5 million (74% of revenues), an increase of $2.0 million, or 11%, compared to $17.5 million (79% of revenues) for the year ended December 31, 2007. The increase in cost of revenues is the result of the increase in the sales of all product lines in 2008. The decrease in cost of revenues as a percentage of revenues is primarily the result of the increased volume production as well as from a customer and product mix.

Gross profit for the year ended December 31, 2008 was $6.9 million, an increase of $2.2 million or 45% higher compared to $4.7 million for the year ended December 31, 2007. The decrease in service gross loss resulted from performing higher margin design services in fiscal 2008. Product gross profit was $8.2 million, an increase of $0.5 million, or 6%, compared to $7.7 million in fiscal 2007. Product gross profit increased primarily as a result of increased product sales to defense & aerospace customers. The slight decrease in product gross margins during the year ended December 31, 2008 resulted from customer and product mix.

Research and Development Expenses

	Nine months ended September 30,		Year ended December 31,
	2009	2008	2008	2007
	(in thousands, except percentages)
Research and development expenses	$2,882	$4,303	$5,667	$5,612
Percentage of revenues	21%	23%	21%	25%

Research and development costs are expensed as incurred. Research and development costs consist primarily of employee compensation and expenses related to licensed software and other design tools used in the research and development process. The expenses are all incurred by our subsidiary in Israel.

Research and development expenses for the nine months ended September, 2009 were $2.9 million, a decrease of $1.4 million or 33% compared to $4.3 million for the nine months ended September 30, 2008. The decrease in research and development expenses resulted from a significant decrease in headcount and related expenses.

Research and development expenses for the year ended December 31, 2008 were $5.7 million, an increase of $0.1 million, or approximately 1%, compared to $5.6 million for the year ended December 31, 2007. The slight increase in research and development expense resulted from an increase in compensation expenses, partially offset by decreased tooling and supplies costs and lower third party contract service costs.

Selling and Marketing Expenses

	Nine months ended September 30,		Year ended December 31,
	2009	2008	2008	2007
	(in thousands, except percentages)
Selling and marketing expenses	$1,618	$3,407	$4,429	$5,440
Percentage of revenues	12%	19%	17%	24%

Selling and marketing expenses consist primarily of salaries and benefits for marketing personnel, fees for consultants and commissions for third party sales representatives.

Selling and marketing expenses for the nine months ended September 30, 2009 were $1.6 million, a decrease of $1.8 million, or 52% compared to $3.4 million for the nine months ended September, 2008. The decrease is due to a significant decrease in personnel and the related expenses as part of our corporate cost reduction program and lower commissions costs.

Selling and marketing expenses for the year ended December 31, 2008 were $4.4 million, a decrease of $1.0 million, or 19%, compared to $5.4 million for the year ended December 31, 2007. This decrease is primarily due to a decrease in personnel and related expenses, partially offset by increased marketing expenses and sales commissions associated mainly with the growth of our business.

General and Administrative Expenses

	Nine months ended September 30,		Year ended December 31,
	2009	2008	2008	2007
	(in thousands, except percentages)
General and administrative expenses	$1,201	$1,713	$2,319	$2,248
Percentage of revenues	9%	9%	9%	10%

General and administrative expenses consist primarily of salaries and benefits for management and administration personnel and fees for consultants.

General and administrative expenses for the nine months ended September 30, 2009 were $1.2 million, a decrease of $0.5 million, or 30% compared to $1.7 million for the nine months ended September 30, 2008. The decrease is due to a significant decrease in personnel and related expenses as part of our corporate cost reduction program, and lower administrative costs.

General and administrative expenses for the year ended December 31, 2008 were $2.3 million, an increase of $0.1 million, or 3%, compared to $2.2 million for the year ended December 31, 2007. This increase is primarily due to increase in legal, accounting and other administrative costs, associated mainly with the growth of our business, partially offset by a decrease in personnel and related expenses.

Non-recurring Operating Income

	Nine months ended September 30,		Year ended December 31,
	2009	2008	2008	2007
	(in thousands)
Nonrecurring operating income due to a settlement with a vendor	$—	$—	$—	$650

In 2007, we signed a settlement agreement with a third party, wherein the third party agreed to pay us a total amount of $0.7 million. We recorded the cash amounts received as nonrecurring other operating income.

Financial and Other Income (Expense), Net

	Nine months ended September 30,		Year ended December 31,
	2009	2008	2008	2007
	(in thousands)
Financial and other income (expense), net	$(142)	$(81)	$(128)	$147

Financial and other income (expense), net, includes interest income or financing expenses and gains (losses) related to exchange rate fluctuations or currency remeasurement.

For the nine months ended September 30, 2009, financial and other expense, net remained constant at $(0.1) million, compared to the same period in 2008.

For the year ended December 31, 2008, financial and other expense, net, was $(0.1) million, a decrease of $0.2 million compared to financial and other income, net, of $0.1 million for the year ended December 31, 2007. This increase in expenses is primarily attributable to a long-term loan that was received in December 2007, resulting in higher interest expense in 2008; as well as lower interest income in 2008 as a result of lower cash balances in 2008.

Liquidity and Capital Resources

As of September 30, 2009 and December 31, 2008, ChipX had an accumulated deficit of $61.2 million and $58.3 million, respectively. Historically ChipX has satisfied its financial requirements primarily through private equity financings and through loans from commercial banks. In 2008, ChipX raised $4.0 million in private equity financing and entered into an agreement with a commercial bank to borrow $4.0 million and repaid the $2.0 million loan from a commercial bank which ChipX borrowed in 2007. As of September 30, 2009, ChipX had an outstanding bank loan of $2.1 million, having repaid $1.9 million to the bank during the first nine months of 2009.

As of September 30, 2009, ChipX had $3.1 million in cash and $0.1 million in working capital, compared to $5.4 million in cash, and $2.0 million in working capital as of December 31, 2008.

At December 31, 2008, ChipX had $5.4 million in cash and $2.0 million in working capital, compared to $2.0 million in cash, $2.0 million in short term interest-bearing investments, and $3.4 million in working capital as at December 31, 2007.

Cash Flows

The following table summarizes ChipX’s cash flows for the periods presented:

	Nine months ended September 30,		Year ended December 31,
	2009	2008	2008	2007
	(in millions)
Statements of cash flows data:
Net cash used in operating activities	$(0.3)	$(5.3)	$(4.1)	$(7.0)
Net cash provided by (used in) investing activities	(0.1)	1.7	1.6	1.5
Net cash provided by (used in) financing activities	(1.9)	3.6	5.9	5.9

Decreases in cash and cash equivalents	(2.3)	—	3.4	0.4
Cash and cash equivalents — beginning of period	5.4	2.0	2.0	1.6

Cash and cash equivalents — end of period	$3.1	$2.0	$5.4	$2.0

Operating Activities

Net cash used in operating activities was $0.3 million for the nine months ended September 30, 2009, compared to $5.3 million for the nine months ended September 30, 2008. The improvement in cash outflows from operating activities resulted primarily from significantly lower net losses and better collections of our accounts receivable balances.

Net cash used in operating activities was $4.1 million for the year ended December 31, 2008, compared with $7.0 million for the year ended December 31, 2007. The improvement in cash flows from operating activities in 2008 resulted primarily from the increase in revenues, decreased net loss, decrease in accounts receivable and inventories which were partially offset by a decrease in accounts payable.

Investing Activities

Net cash used in investing activities was approximately $0.1 million for the nine months ended September 30, 2009 compared to net cash provided of $1.7 million for the nine months ended September 30, 2008. In the nine months ended September 30, 2008, approximately $2.0 million was generated from the proceeds of sale of short term investments, which was partially offset by $0.3 million from the purchase of property and equipment.

Net cash provided by investing activities was $1.6 million for the year ended December 31, 2008 compared to $1.5 million for the year ended December 31, 2007. For both years, the cash provided by investing activities was the result of receiving $2.0 million from the net sale of short term investments, partially offset by purchases of property and equipment.

Financing Activities

For the nine months ended September 30, 2009, net cash used financing activities was approximately $1.9 million. This amount is attributable to repayment of bank loans. For the nine months ended September 30, 2008, net cash provided by financing activities was approximately $3.6 million, which is primarily attributable to proceeds from the private equity issuance of series BB redeemable convertible preferred stock of $3.9 million and net use of $0.3 million to repay bank loans.

For the year ended December 31, 2008, net cash provided by financing activities was $5.9 million, primarily resulting from proceeds from a private equity issuance of series BB redeemable convertible preferred stock of $3.9 million and net proceeds of $2.0 million from bank loans. For the year ended December 31, 2007, net cash provided by financing activities was $5.9 million, primarily resulting from proceeds from the issuance of series AA redeemable convertible preferred stock of $3.9 million and net proceeds of $2.0 million from bank loans.

Off-Balance Sheet Arrangements

ChipX is not a party to any material off-balance sheet arrangements. In addition, ChipX has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Tabular Disclosure of Contractual Obligations

The following table summarizes ChipX material contractual obligations as of December 31, 2008:

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$6,720	$2,455	$2,874	$1,391	—
Severance pay (1)	774	—	—	—	—

Total	$7,494	$2,455	$2,874	$1,391	—

(1)	Severance pay relates to accrued severance obligations to ChipX’s Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, approximately $0.1 million is unfunded.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2009 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock on December 31, 2009;

•	each of our named executive officers as of December 31, 2008 and current directors; and

•	all our current executive officers and current directors, as a group.

	Beneficial Ownership of Our Common Stock as of December 31, 2009
	Common Stock (1)
	Shares	Percent of Class
5% Stockholders
DBSI, Inc. (2)	2,375,636	25.57%
Arjesan I Limited Partnership (3)	578,986	6.23%
National Instruments Corporation (4)	1,066,265	11.46%
VantagePoint Venture Associates IV, L.L.C. (5)	699,828	7.53%
Elron Electronic Industries, Ltd. (6)	774,026	8.33%
Directors
C. James Judson (7)	43,125	*
Kimberly D.C. Trapp (7)	35,251	*
Dr. Joseph J. Vallner (7)	34,687	*
Neil J. Miotto (7)	29,125	*
Named Executive Officers
Dr. Avi Katz (7)	388,791	4.02%
Andrea Betti-Berutto (7)	205,194	2.16%
Peter J. Biere (8)	0	*
All current directors and executive officers as a group (8 persons)	809,046	8.01%

*	Represents less than 1% of our outstanding common stock.
(1)	Unless otherwise indicated, each person’s address is c/o GigOptix, Inc., 2300 Geng Road, Suite 250, Palo Alto, California 94304. If a stockholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of December 31, 2009, we treat the common stock underlying those securities as owned by that stockholder and as outstanding shares when we calculate that stockholder’s percentage ownership of our common stock. However, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other stockholder.
(2)	According to a Schedule 13D filed with the SEC on December 23, 2008, there are 742,549 shares held directly by iTerra Communications LLC (“iTerra”) and 972,612 shares held directly and 660,473 shares subject to a warrant held by Stellar Technologies LLC (“Stellar”), all of which may be deemed to be beneficially owned by Douglas Swenson, DBSI, Inc. (“DBSI”) and DBSI Investments Limited Partnership (“DBSI Investments”). Stellar is the managing member of iTerra and is principally owned by DBSI Investments. DBSI is the assignee of the principal partner’s interest in DBSI Investments. Mr. Swenson is the general partner of DBSI Investments. Mr. Swenson, DBSI Investments and DBSI, Inc. share voting and dispositive power over 2,375,636 shares. iTerra and Stellar share voting and dispositive power over all of the shares that each entity directly owns. The securities owned by iTerra are pledged as security in connection with a loan to a related DBSI entity. The address for DBSI is 1550 S. Tech Lane, Meridian, Idaho 83642.

(3)	Includes 361,866 shares and a warrant to purchase 217,120 shares. According to the Schedule 13D filed with the SEC on December 19, 2008, Arjesan I Limited Partnership, Lionica Corporation and Mr. Leo Lax share voting and dispositive power over 578,986 shares. Mr. Lax is the President of Lionica Corporation, which is the general partner of Arjesan I Limited Partnership. The address for Arjesan I Limited Partnership is 33 Hansen Avenue, Kanata, Ontario K2K 2C8 Canada.
(4)	The information as to National Instruments Corporation is derived from a Schedule 13D filed with the SEC on November 19, 2009.
(5)	The information as to VantagePoint Venture Associates, IV L.L.C. is derived from a Schedule 13G filed with the SEC on November 19, 2009. VantagePoint Venture IV, L.L.C. is the general partner for VantagePoint Venture Partners IV (Q), L.P., which beneficial owns 634,046 shares, VantagePoint Venture Partners IV, L.P. which beneficial owns 63,474 shares, and VantagePoint Venture Partners Principals Fund, L.P., which owns 2,308 shares. Messrs, James Marver and Alan Salzman are the managing members of VantagePoint Venture Associates IV, L.L.C. VantagePoint Venture Associates IV, L.L.C, Mr. Marver and Mr. Salzman each disclaim beneficial ownership of such shares. The address for VantagePoint Venture Associates, IV L.L.C. is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066.
(6)	According to a Schedule 13D filed with the SEC on November 19, 2009, by reason of Discount Investment Corporation Ltd. (“DIC”)’s 49% ownership (directly and through wholly owned subsidiaries) of the outstanding shares of Elron Electronic Industries Ltd. (“Elron”), DIC may be deemed a beneficial owner of, and may exercise voting or dispositive power with respect to, the shares held by Elron. DIC is controlled by IDB Development Corporation Ltd (“IDB Development”), a wholly owned subsidiary of IDB Holding Corporation Ltd. (“IDB Holding”). Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (the “Reporting Persons”), through private companies controlled by them, are shareholders of IDB Holding and through their privately owned companies have entered into a Shareholders Agreement for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. IDB Development, IDB Holding, and each of the Reporting Persons may be deemed beneficial owners of, and may exercise voting or dispositive power with respect to, the shares held by Elron. Each Reporting Person disclaims beneficial ownership of all of the shares held by Elron. The address for Elron is Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.
(7)	Includes options to purchase shares of common stock exercisable within 60 days of December 31, 2009 as follows: 43,125 for Mr. Judson; 35,125 for Ms. Trapp; 34,687 for Dr. Vallner; 29,125 for Mr. Miotto; 351,743 for Dr. Katz; 182,294 for Mr. Betti-Berutto and 66,722 for Ms. Julie Tipton. Also includes warrants to purchase shares of common stock exercisable within 60 days of December 31, 2009 as follows: 22,900 for Mr. Betti-Berutto; 6,151 for Ms. Tipton and 37,048 for Dr. Katz.
(8)	Mr. Biere’s employment was terminated as of April 7, 2009.

MANAGEMENT

Directors and Executive Officers

The table below sets forth information regarding the members of our board of directors and non-director executive officers as of December 31, 2009. Our certificate of incorporation divides the board of directors into three classes with overlapping three year terms. One class is elected each year at the annual meeting of stockholders, and the classes are to be as nearly equal in number as possible. The term of each class of directors expires as follows: Class I at the 2012 annual meeting of stockholders, Class II at the 2010 annual meeting of stockholders, and Class III at the 2011 annual meeting of stockholders. Each director shall hold office until his or her successor is duly qualified. The board of directors and executive officers of the combined company is as follows:

Name	Age	Position	Class	Director Since
Dr. Avi Katz	51	Chairman of the Board of Directors, Chief Executive Officer and President	III	2008
C. James Judson	65	Director	II	2008
Neil J. Miotto	63	Director	I	2008
Kimberly D.C. Trapp	51	Director	I	2008
Dr. Joseph J. Vallner	61	Director	III	2008
Ronald K. Shelton	48	Chief Financial Officer
Andrea Betti-Berutto	45	Vice President of Engineering and Chief Technical Officer
Julie Tipton	45	Vice President of Marketing

Class I Directors — directors with terms expiring at the 2012 annual meeting of stockholders.

Neil J. Miotto has served on our board of directors since December 2008. He is a retired assurance partner of KPMG LLP, where he was a partner for twenty-seven years until his retirement in September 2006. While at KPMG, Mr. Miotto also served as an SEC reviewing partner. He is a member of American Institute of Certified Public Accountants. He holds a Bachelor of Business Administration degree from Baruch College, of The City University of New York. Mr. Miotto is a member of the Board of Directors of Micrel Inc., where he serves on the Audit Committee and Nominating/Corporate Governance Committee.

Kimberly D.C. Trapp has served on our board of directors since December 2008. She previously served as a director of Lumera Corporation from October 2006 and a director of GigOptix LLC from October 2007 until the merger of the two companies in December 2008. Since February 2003, she has been an Industry Liaison Officer for the Center of Optical Technologies at Lehigh University, which advances the research and application of optical and electro-optic technologies. The Center has more than 30 industry liaison members and joint partners, has obtained more than $75 million in funding since 2001, and has recently opened The Smith Family Laboratory for Optical Technologies. Prior to joining Lehigh University, Ms. Trapp spent 23 years in the telecommunications industry, her last position being Director of Marketing Operations for the Agere Systems Optotectronics Business. Ms. Trapp received her B.S. degree in chemistry from Purdue University, her M.S. degree in inorganic chemistry from Fairleigh Dickinson University, and has completed an MBA program.

Class II Directors — directors with terms expiring at the 2010 annual meeting of stockholders.

C. James Judson has served on our board of directors since December 2008. Until its merger with GigOptix LLC in December 2008, Mr. Judson had served as a director of Lumera Corporation since August 2004 and as chairman of its board of directors since March 2007. In 1995, Mr. Judson co-founded Eagle River Investments, LLC, a Kirkland-based venture capital fund focused on communications. Since 1975, Mr. Judson has been a business law partner at Davis Wright Tremaine in Seattle. Mr. Judson has a B.A. from Stanford University in economics and an L.L.B. from Stanford Law School. Mr. Judson currently serves as a director of Garrett and Ring Management Inc., Port Blakely Tree Farms, L.P., The Joshua Green Corporation, Sonata Capital, Airbiquity, Welco Lumber, Eden Rock Communications, Opanga and TSK America Co., Ltd.

Class III Directors — directors with terms expiring at the 2011 annual meeting of stockholders.

Dr. Avi Katz served as Chief Executive Officer, President, and chairman of the board of directors of GigOptix LLC since he co-founded it in July 2007 through its merger with Lumera Corporation in December 2008. Dr. Katz also served as a board member, Chief Executive Officer and President of iTerra Communications LLC, the predecessor to GigOptix LLC, from April 2007 until October 2007. Dr. Katz is currently our Chief Executive Officer and President and has served as chairman of our board of directors since the inception of GigOptix, Inc. in December 2008. From April 2006 to April 2007, he was the Corporate Development executive of Symphony Services Corp., a provider of outsourced product development, subsequent to serving as a Managing Partner and Chairman of APU-Global, a technology consulting company, which he founded in 2005. Dr. Katz was the Chief Executive Officer, President and a board member of Intransa, Inc., a provider of storage area network (SAN) over the IP systems, from 2003 to 2005, and was the Chief Executive Officer, President and a board member of Equator Technologies, Inc., a fab-less semiconductor company, from 2000 to 2003. He holds numerous U.S. and international patents, has published about 300 technical papers and is the editor of a number of technical books. Dr. Katz received his Ph.D. in materials engineering and a B.S. in engineering from Technion-IIT, Israel, and is a graduate of the Israeli Naval Academy.

Joseph J. Vallner has served on our board of directors since December 2008. Until its merger with GigOptix LLC in December 2008, Dr. Vallner had served as Interim Chief Executive Officer of Lumera Corporation since August 2007, and as a director since June 2006. From November 2006 until July 2007, Dr. Vallner was President and Chief Executive Officer of Capnia, Incorporated, a private company developing novel therapeutic products using its proprietary medical gas delivery system. From 1999 until 2006, he was President and Chief Operating Officer of Cell Genesys, Inc., a biotechnology company, where he was responsible for the research, development, manufacturing, clinical, regulatory and operations departments. He serves as a board member of the California Healthcare Institute. Dr. Vallner received his Ph.D. in pharmaceutics, an M.S. in physical chemistry and a B.S. in pharmacy from the University of Wisconsin, Madison.

Non-director Executive Officers

Ronald K. Shelton has served as our Chief Financial Officer since December 2009. Mr. Shelton had previously served as a Consultant for Imara Corporation, a lithium-ion battery company, in 2009 and a Consultant and Acting Chief Financial Officer for IML Inc., a leading supplier of power management products for the TFT LCD market, from 2007 to 2008. Prior to that, Mr. Shelton served as Senior Vice President and Chief Financial Officer of Alien Technology Corporation, a company specializing in emerging radio frequency identification products, from 2005 to 2006 and as Chief Financial Officer of Alliance Semiconductor Corporation, a provider of analog and mixed signal products and high-performance memory products, from 2002 to 2005. Mr. Shelton has also previously served as Chief Financial Officer of Cirrus Logic, Lara Technology and EmpowerTel Networks. Mr. Shelton received his B.A. degree in economics from Stanford University.

Andrea Betti-Berutto has served as our Vice President of Engineering and Chief Technical Officer since July 2008. Mr. Betti-Berutto was a founder of GigOptix LLC’s predecessor company, iTerra Communications, LLC, where he served in a variety of capacities from 2000 until July 2007. He also co-founded GigOptix LLC in July 2008. He has more than 16 years of experience in the design of Integrated Circuits (IC) and multichip modules for microwave, millimeter-wave, and RF applications. He is the author of several publications in technical journals in the area of power amplifiers, high-speed ICs, and broadband design for lightwave applications. Mr. Betti-Berutto received his M.S. degree in electrical engineering from the University of Rome “La Sapienza”.

Julie Tipton has served as our Vice President of Marketing since she co-founded GigOptix LLC in July 2007. Previously, Ms. Tipton held numerous management positions at NXP Semiconductors and its predecessor, Philips Semiconductors, predominantly developing and marketing IC solutions for the consumer and mobile telephony segments from September 1985 until June 2007. She was most recently General Manager for Mobile Wireless LAN product line responsible for P&L. Her other positions at the company included Director of Operations for Business Line Connectivity, General Manager of Networking ASICs product line, Vice President and General Manager of Digital Video Interactive product line, Business Development Manager for Consumer ICs North America, and International Product Marketing Manager for Teletext ICs. Ms. Tipton received her BS degree in physics with electronics from the University of Kent at Canterbury and a Diploma in Marketing from Chartered Institute of Marketing, both in England.

Arrangements with Directors

Pursuant to the terms of the merger agreement between GigOptix LLC and Lumera Corporation, Dr. Katz was elected to serve as the chairman of our board of directors, and each of Mr. Judson, Ms. Trapp, Dr. Vallner and Mr. Miotto were elected to serve as our directors immediately following the effectiveness of the merger.

Director Independence

The board of directors has determined that Mr. Judson, Mr. Miotto and Ms. Trapp are “independent” directors.

In making its independence determination, the board used the standards set forth by Section 803(A)(2) of the NYSE Amex Company Guide. In reviewing the independence of our directors against these standards, the board considers relationships and transactions between each director and members of the director’s family with us and our affiliates. Each member of our compensation committee, is independent as defined by Section 803(A)(2) of the NYSE Amex Company Guide. Each member of our audit committee is independent as defined by Sections 803A(2) and 803B(2) of the NYSE Amex Company Guide, and each member of our audit committee is also independent as defined by Rule 10A-3(b)(1) under the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

National Instruments Corporation, which currently owns 11.46% of our common stock is a significant customer of ChipX, which we acquired on November 9, 2009. During the year ended December 31, 2008, National Instruments represented 5.2% of ChipX’s revenues, or $1.4 million.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock. We are registering the shares to permit the selling stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate in the manner described in the “Plan of Distribution.” The information included below is based on information that has been provided to us by or on behalf of the selling stockholders. The information assumes all of the shares covered hereby are sold or otherwise disposed of by the Selling Stockholders pursuant to this prospectus. However, we do not know whether the selling stockholders will in fact sell or otherwise dispose of the shares of common stock listed next to their names below.

The following table sets forth:

•	the name of the selling stockholders,

•	the number of shares of our common stock that the selling stockholders beneficially owned prior to the offering for resale of the shares under this prospectus,

•	the maximum number of shares of our common stock that may be offered for resale for the account of the selling stockholders under this prospectus, and

•

the number and percentage of shares of our common stock to be beneficially owned by the selling stockholders after the offering of the shares (assuming all of the offered shares are sold by the selling stockholders).

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering		Maximum Number of Shares to be Sold	Shares of Common Stock Beneficially Owned After Offering	Percentage Ownership After Offering
Agility Capital, LLC	171,429	(1)	171,429	-0-	-0-
Bridge Capital Holdings	59,773	(2)	59,773	-0-	-0-
David E. Fass & Marian L. Fass	50,000	(3)	50,000	-0-	-0-
Nigel Gregg	12,500	(4)	12,500	-0-	-0-
Hanka Lew	25,000	(5)	25,000	-0-	-0-
Arther Luxenberg	100,000	(6)	100,000	-0-	-0-
Gilbert D. & Nancy L. Raker	12,500	(7)	12,500	-0-	-0-
Jeffrey Schnapper	25,000	(8)	25,000	-0-	-0-
Madeleine Sheridan	12,500	(9)	12,500	-0-	-0-
Steve Vago	50,000	(10)	50,000	-0-	-0-
David M. Weinberg	37,500	(11)	37,500	-0-	-0-
Sandgrain Securities, Inc.	26,000	(12)	26,000	-0-	-0-

(1)	Includes 71,429 shares issuable upon the exercise of a common stock purchase warrant and 100,000 shares in the event of a default under our loan agreement with Agility Capital.

(2)	Includes 59,773 shares issuable upon the exercise of a common stock purchase warrant.

(3)	Includes 25,000 shares issuable upon the exercise of a common stock purchase warrant.

(4)	Includes 6,250 shares issuable upon the exercise of a common stock purchase warrant.

(5)	Includes 12,500 shares issuable upon the exercise of a common stock purchase warrant.

(6)	Includes 50,000 shares issuable upon the exercise of a common stock purchase warrant.

(7)	Includes 6,250 shares issuable upon the exercise of a common stock purchase warrant.

(8)	Includes 12,500 shares issuable upon the exercise of a common stock purchase warrant.

(9)	Includes 6,250 shares issuable upon the exercise of a common stock purchase warrant.

(10)	Includes 25,000 shares issuable upon the exercise of a common stock purchase warrant.

(11)	Includes 18,750 shares issuable upon the exercise of a common stock purchase warrant.

(12)	Includes 13,000 shares issuable upon the exercise of a common stock purchase warrant.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock under our amended and restated certificate of incorporation and amended and restated bylaws. This summary is not complete and is qualified in its entirety by reference to General Corporation Law of the State of Delaware, or the DGCL, our amended and restated certificate of incorporation and bylaws. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find Additional Information.”

Authorized and Outstanding Capital Stock

We are authorized to issue 51,000,000 shares of capital stock, each with a par value of $0.001, consisting of 50,000,000 shares of common stock and 1,000,000 shares of preferred stock. There are 9,300,963 shares of common stock outstanding and no shares of preferred stock outstanding as of January 31, 2010.

Notwithstanding the provisions of the DGCL, the number of authorized shares of common stock and preferred stock may, without a series vote, be increased or decreased (but not below the number of shares then outstanding) from time to time by the affirmative vote of the holders of a majority in voting power of our outstanding capital stock entitled to vote, voting together as a single class.

Description of Common Stock

Voting Rights

Each holder of shares of our common stock is entitled to attend all special and annual meetings of our stockholders. In addition, each such holder is entitled, together with the holders of all other classes of capital stock entitled to attend special and annual stockholder meetings (subject to the provisions of any resolutions of the board of directors granting any holders of preferred stock exclusive or special voting powers with respect to any matter), to cast one vote for each outstanding share of our common stock held upon any matter, including the election of directors, which is properly considered and acted upon by the stockholders. Except as otherwise required by law, holders of the our common stock, as such, are not entitled to vote on any amendment to the our amended and restated certificate of incorporation (including the certificate of designation of any series of our preferred stock) that relates solely to the terms of one or more outstanding series of our preferred stock if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other affected series, to vote on such amendment under the amended and restated certificate of incorporation (including the certificate of designation of any series of our preferred stock) or pursuant to the DGCL.

Liquidation Rights

The holders of our common stock and the holders of any class or series of stock entitled to participate with the holders of our common stock as to the distribution of assets in the event of any liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, will become entitled to participate in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of its debts and liabilities and after we have paid, or set aside for payment, to the holders of any class or series of preferred stock having preference over our common stock in the event of liquidation, dissolution or winding-up, the full preferential amounts, if any, to which the holders of such class or series are entitled.

Dividends

Dividends may be paid on our common stock and on any class or series of preferred stock entitled to participate with our common stock as to dividends on an equal per-share basis, but only when, as and if declared by the board of directors. Holders of our company’s common stock will be entitled to receive any such dividends out of any assets legally available for the payment of dividends only after the provisions with respect to preferential dividends on any outstanding series of preferred stock have been satisfied and after we have complied with all the requirements, if any, with respect to redemption of, or the setting aside of sums as sinking funds or redemption or purchase accounts with respect to, any outstanding series of our preferred stock. Please refer to our “Dividend Policy” on page 23 for a discussion of certain restrictive covenants affecting the payment of dividends contained in our credit agreement with Bridge Bank.

Other Rights

Holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights.

Anti-Takeover Effects of Provisions of Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying or deferring a change in control of the company. These provisions, among other matters:

•	provide for the classification of the board of directors into three classes, with approximately one-third of the directors to be elected each year;

•	limit the number of directors constituting the entire board of directors to a maximum of 10 directors;

•	limit the types of persons who may call a special meeting of stockholders; and

•

establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meetings.

Description of Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors from time to time and without further stockholder action to provide for the issuance of shares of preferred stock in one or more series, and to fix the voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations, and restrictions of each such series, including, but not limited to, dividend rights, liquidation preferences, conversion privileges and redemption rights. Our board of directors will have broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, subject to any applicable rights of holders of any shares of preferred stock outstanding from time to time.

The rights and privileges of holders of the common stock may be adversely affected by the rights, privileges and preferences of holders of shares of any series of preferred stock that the board of directors may designate and our company may issue from time to time. Among other things, by authorizing the issuance of shares of preferred stock with particular voting, conversion or other rights, the board of directors could adversely affect the voting power of the holders of the common stock and could discourage any attempt to effect a change in control of our company, even if such a transaction would be beneficial to the interests of our stockholders.

CERTAIN UNITED STATES FEDERAL INCOME TAX

CONSIDERATIONS APPLICABLE TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income tax considerations related to the purchase, ownership and disposition of our common stock that are applicable to a “non-U.S. holder” (defined below) of the common stock.

This summary:

•	does not purport to be a complete analysis of all of the potential tax considerations that may be applicable to an investor as a result of the investor’s particular tax situation;

•

is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States federal income tax regulations promulgated or proposed under the Code, which we refer to as the “Treasury Regulations,” judicial authority and published rulings and administrative pronouncements, each as of the date hereof and each of which are subject to change at any time, possibly with retroactive effect;

•	is applicable only to beneficial owners of common stock who hold their common stock as a “capital asset,” within the meaning of section 1221 of the Code;

•

does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances or who are subject to special treatment under United States federal income tax laws, including but not limited to:

•	certain former citizens and long-term residents of the United States;

•	“controlled foreign corporations” and “passive foreign investment companies”;

•	partnerships, other pass-through entities and investors in these entities; and

•	investors that expect to receive dividends or realize gain in connection with the investors’ conduct of a United States trade or business, permanent establishment or fixed base.

•	pension plans;

•	tax-exempt entities;

•	banks, financial institutions and insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	certain trusts;

•	brokers and dealers in securities;

•	holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk–reduction or integrated transaction; and

•	persons who hold or receive our common stock as compensation, such as that received pursuant to stock option plans and stock purchase plans.

•

does not discuss any possible applicability of any United States state or local taxes, non-United States taxes or any United States federal tax other than the income tax, including, but not limited to, the federal gift tax and estate tax.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect, which could materially affect the tax consequences described herein. We have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

This summary of certain United States federal income tax considerations constitutes neither tax nor legal advice. Prospective investors are urged to consult their own tax advisors to determine the specific tax consequences and risks to them of purchasing, holding and disposing of our common stock, including the application to their particular situation of any United States federal estate and gift, United States state and local, non-United States and other tax laws and of any applicable income tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder is a beneficial holder of our common stock that is neither a “United States person” nor a partnership or entity or arrangement treated as a partnership for United States federal income tax purposes. A “United States person” is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity treated as an association taxable as a corporation, that is organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable the Treasury Regulations to be treated as a United States person for United States federal income tax purposes.

An individual may be treated, for U.S. federal income tax purposes, as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three–year period ending in the current calendar year. The 183–day test is determined by counting all of the days the individual is treated as being present in the current year, one–third of such days in the immediately preceding year and one–sixth of such days in the second preceding year. Residents are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership holds our common stock, then the United States federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the partnership’s activities. Partners and partnerships should consult their own tax advisors with regard to the United States federal income tax treatment of an investment in our common stock.

Distributions

Distributions paid to a non-U.S. holder of our common stock will constitute a “dividend” for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Any distributions that exceed both our current and accumulated earnings and profits would first constitute a non-taxable return of capital, which would reduce the holder’s basis in our common stock, but not below zero, and thereafter would be treated as gain from the sale of our common stock (see “Sale or Taxable Disposition of Common Stock” below).

Subject to the following paragraphs, dividends paid to a non-U.S. holder on our common stock generally will be subject to United States federal withholding tax at a 30% gross rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. We may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then you may obtain a refund of such excess amounts by timely filing a claim for refund with the Internal Revenue Service.

In order to claim the benefit of a reduced rate of or an exemption from withholding tax under an applicable income tax treaty, a non-U.S. holder will be required (a) to satisfy certain certification requirements, which may be made by providing us or our agent with a properly executed and completed Internal Revenue Service Form W-8BEN (or other applicable form) certifying, under penalty of perjury, that the holder qualifies for treaty benefits and is not a United States person or (b) if our common stock is held through certain non-United States intermediaries, to satisfy the relevant certification requirements of Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or, in the case of an individual non-U.S. holder, a fixed base) are not subject to the withholding tax, provided that, prior to the making of a distribution, the non-U.S. holder so certifies, under penalty of perjury, on a properly executed and delivered Internal Revenue Service Form W-8ECI (or other applicable form). Instead, such dividends would be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person.

Corporate holders who receive effectively connected dividends may also be subject to an additional “branch profits tax” at a gross rate of 30% on their earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business within the United States, subject to any exemption or reduction provided by an applicable income tax treaty.

A non–U.S. holder who provides us with an Internal Revenue Service Form W–8BEN or W–8ECI will be required to periodically update such form.

Sale or Taxable Disposition of Common Stock

Any gain realized on the sale, exchange or other taxable disposition of our common stock generally will not be subject to United States federal income tax (including by way of withholding) unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder or, in the case of an individual, a fixed base);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period preceding such disposition or the non-U.S. holder’s holding period in the common stock.

A non-U.S. holder described in the first bullet point above generally will be subject to United States federal income tax on the net gain derived from the sale or disposition under regular graduated United States federal income tax rates, as if the holder were a United States person. If such non-U.S. holder is a corporation, then it may also, under certain circumstances, be subject to an additional “branch profits” tax at a gross rate of 30% on its earnings and profits for the taxable year that are effectively connected with its conduct of its United States trade or business, subject to exemption or reduction provided by any applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a tax at a 30% gross rate, subject to any reduction or reduced rate under an applicable income tax treaty, on the net gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

We believe we are not, have not been and will not become a “United States real property holding corporation” for United States federal income tax purposes. In the event that we are or become a United States real property holding corporation at any time during the applicable period described in the third bullet point above, any gain recognized on a sale or other taxable disposition of our common stock may be subject to United States federal income tax, including any applicable withholding tax, if either (1) the non-U.S. holder beneficially owns, or has owned, more than 5% of the total fair value of our common stock at any time during the applicable period, or (2) our common stock ceases to be traded on an “established securities market” within the meaning of the Code. Non-U.S. holders who own or may own more than 5% of our common stock are encouraged to consult their tax advisors with respect to the United States tax consequences of a disposition of our common stock.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder, the name and address of such holder and the amount of tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding, currently at a 28% rate, for dividends paid to such holder unless such holder certifies under penalty of perjury as to non-United States person status (and neither we nor the paying agent has actual knowledge or reason to know that such holder is a United States person), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury as to non-United States person status (and neither the broker nor intermediary has actual knowledge or reason to know that the beneficial owner is a United States person), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Recent Legislative Developments

Recently proposed legislation is pending in both houses of congress providing for new withholding taxes to enforce new reporting requirements on specified foreign accounts owned by either specified United States persons or by foreign entities which are owned by United States persons. The provisions specifically establish rules for withholdable payments (including dividends) to foreign financial institutions and other foreign entities. The proposed legislation generally imposes a 30% withholding tax on payments of dividends made to a foreign financial institution, unless such institution enters into an agreement with the U.S. Treasury agreeing to meet certain information reporting and verification requirements regarding the U.S. accounts upon behalf of which it is acting. The proposed legislation imposes similar requirements (absent the need for agreements) on non-financial institutions. These rules are currently scheduled to be effective for payments made after December 31, 2010. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the proposed legislation on their investment in respect of the common stock.

The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by non–U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S., state, local, non–U.S. or other tax laws and any applicable income or estate tax treaty.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices. The selling stockholders will pay any brokerage commissions and similar selling expenses attributable to the sale of the shares. We will pay other expenses relating to the preparation, updating and filing of this registration statement. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The selling stockholders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	to cover short sales made after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any of these methods of sale; and
•	any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for a selling stockholder, rather than under this prospectus. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.

In connection with the sale of our common stock or interest therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales or our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short position, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transaction with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders who are deemed to be underwriters will be subject to the prospectus delivery requirements of the Securities Act.

The selling stockholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling stockholder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur. We may be indemnified by the selling stockholders against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

Lock-Up Agreement

Agility Capital agrees that, in connection with the registration of any primary offering of any of our securities, if so requested by a representative of the underwriters for such offering, Agility Capital will not sell or otherwise transfer any of our securities held by it (other than those included in such primary offering) during the period specified by our board of directors at the request of the underwriter for such offering, with such period not to exceed 180 days (plus an additional 34 days to allow for compliance with NASD Rule 2711) following the effective date of the first registration statement filed by us under the Securities Act; provided, that our officers and directors who own stock and all holders of at least one percent of our capital stock shall also agree to these restrictions.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Nixon Peabody LLP.

EXPERTS

The consolidated financial statements of GigOptix, Inc. incorporated into this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Lumera Corporation and Lumera Corporation’s management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this prospectus by reference to Amendment No. 2 to the Registration Statement on Form S-4 of GigOptix, Inc. and the Annual Report on Form 10-K of Lumera Corporation for the year ended December 31, 2007, respectively, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of ChipX, Inc, appearing in GigOptix Inc,’s amended Current Report on Form 8-K/A filed January 21, 2010 have been audited by Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

582,202 Shares

Common Stock

GIGOPTIX, INC.

PROSPECTUS

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee.

Amount to be paid
SEC Registration Fee		$80.95
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Delaware General Corporation Law. Section 145(a) of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding securities issued by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

•

In connection with the merger by and between Lumera, GigOptix LLC and GigOptix, Inc. in December 2008, the members of GigOptix LLC received, in aggregate, 2,216,800 restricted shares of common stock of GigOptix, Inc. upon the conversion of their GigOptix LLC membership units. In addition, GigOptix, Inc. issued to Lumera stockholders and members of GigOptix LLC 1,450,336 warrants in connection with the merger. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. Based upon the absence of any general solicitation and the number, financial position and sophistication of the recipient of the securities, the transaction was determined not to involve any public offering.

•

On January 20, 2009, we entered into a consulting agreement with Alliance Advisors for the provision of services related to investor relations. Pursuant to such consulting agreement, we issued to Alliance Advisors 25,000 shares of restricted common stock and on November 12, 2009, an additional warrant for the purchase of 25,000 shares of common stock. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. Based upon the absence of any general solicitation and the number, financial position and sophistication of the recipient of the securities, the transaction was determined not to involve any public offering.

•

Pursuant to the merger with ChipX described in our Current Report on Form 8-K filed on November 10, 2009, we issued to ChipX stockholders 3,540,946 shares of restricted common stock in exchange for certain of the ChipX shares of stock held by such stockholders. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. Based upon the limited number of holders of ChipX common shares, their financial position and sophistication, and the absence of any general solicitation, the transaction was determined not to involve any public offering.

•

As described in our Current Report on Form 8-K filed on November 16, 2009, on November 12, 2009, we entered into a loan and security agreement with Bridge Bank, N.A. Pursuant to such loan and security agreement, we issued to Bridge Bank a warrant for the purchase of 59,773 shares of common stock. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. Based upon the absence of any general solicitation and the number, financial position and sophistication of the recipient of the securities, the transaction was determined not to involve any public offering.

•

As described in our Current Report on Form 8-K filed on December 31, 2009, on December 28, 2009, GigOptix, Inc. entered into securities purchase agreements with the investors party thereto in connection with a PIPE (Private Investment in a Public Entity) financing. Pursuant to the purchase agreements, the Company sold a total of 392,500 shares of common stock and 392,500 warrants to purchase shares of common stock at an exercise price of $2.50 per share, exercisable commencing six months from the closing date of the offering and terminating four years from the closing date of the offering. The total gross proceeds we received from this offering was $785,000. We compensated Sandgrain Securities Inc., as placement agent, for assisting in the sale of units by paying them commissions in the amount of $26,000, and issuing Sandgrain 13,000 shares and warrants to purchase 13,000 shares of our common stock exercisable at $2.50 per share, exercisable commencing six months from the closing date of the offering and terminating four years from the closing date of the offering. The securities were issued in a private placement in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, and Regulation D thereunder. Based upon the absence of any general solicitation and the number, financial position and sophistication of the recipient of the securities, the transaction was determined not to involve any public offering.

•

As described in our Current Report on Form 8-K filed on February 4, 2010, on January 29, 2010, we entered into a loan agreement with Agility Capital, LLC. Pursuant to such loan agreement, we issued to Agility Capital a warrant for the purchase of 71,429 shares of common stock. The issuance of these securities was in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. Based upon the absence of any general solicitation and the number, financial position and sophistication of the recipient of the securities, the transaction was determined not to involve any public offering.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Date Filed or Period Ended

2.1	Agreement and Plan of Merger, dated as of November 9, 2009, by and among GigOptix Inc., Ahoy Acquisition Corporation and ChipX, Incorporated.		8-K	November 10, 2009

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant.		S-4	September 8, 2008

3.2	Amended and Restated Bylaws of the Registrant.		8-K	June 4, 2009

4.1	Form of Certificate representing the Common Stock, par value $0.001 per share, of the Registrant.		S-4	October 24, 2008

5.1	Opinion of Nixon Peabody LLP	*

10.1	2000 Stock Option Plan of Lumera Corporation.		S-1	June 24, 2004

10.2	GigOptix, Inc. 2008 Equity Incentive Plan.		S-4	September 8, 2008

10.3	2004 Equity Incentive Plan of Lumera Corporation.		S-1	June 24, 2004

10.4	2007 GigOptix LLC Equity Incentive Plan.		S-4	September 8, 2008

10.5	Lease Agreement, dated as of July 11, 2005, by and between S/I North Creek and Lumera Corporation for facilities located at 19910 North Creek Parkway, Bothell, WA.		8-K	July 12, 2005

10.6	Office Lease Agreement dated March 21, 2005 by and between EOP-Embarcadero Place, L.L.C. and iTerra Communications LLC for facilities located at 2300 Geng Road, Suite 250, Palo Alto, CA.		S-4	October 24, 2008

10.7	First Amendment dated as of January 26, 2009 by and between EOP-Embarcadero Place, L.L.C. and the Company.		8-K	January 21, 2008

10.8	Exclusive Licensing Agreement effective October 20, 2000, by and between the University of Washington and Lumera Corporation.	S-1	May 19, 2004

10.9	License Agreement effective March 27, 2004, by and between Arizona Microsystems, L.L.C. and Lumera Corporation.	S-1	May 19, 2004

10.10	License Agreement dated August 31, 2007 by and between Digimimic S.r.l. and GigOptix LLC.	S-4	September 8, 2008

10.11	Amendment to 2000 Stock Option Plan of Lumera Corporation.	S-1	June 24, 2004

10.12	Modulators Incorporating Polymers with Exceptionally High Electro-Optic Coefficients Development Agreement as Exhibit 10.1 to the Defense Advanced Research Projects Agency dated June 30, 2006.	10-Q	June 30, 2006

10.13	Common Stock Purchase Agreement, dated as of February 21, 2008, by and between Lumera Corporation and Kingsbridge Capital Limited.	8-K	February 25, 2008

10.14	Stock Purchase Agreement by and between GigOptix LLC and the shareholders of Helix AG dated as of January 14, 2008.	S-4	September 8, 2008

10.15	Contribution Agreement by and among Lumera Corporation and Asyrmatos, Inc., dated as of February 20, 2008.	10-K	December 31, 2007

10.16	Investors’ Rights Agreement by and between Lumera Corporation and Asyrmatos, Inc., dated as of February 20, 2008.	10-K	December 31, 2007

10.17	Right of First Refusal and Co-Sale Agreement by and among Lumera Corporation and Asyrmatos, Inc., dated as of February 20, 2008.	10-K	December 31, 2007

10.18	Voting Agreement by and among Lumera Corporation and Asyrmatos, Inc., dated as of February 20, 2008.	10-K	December 31, 2007

10.19	Loan and Security Agreement between Lumera Corporation and Asyrmatos, Inc., dated as of February 20, 2008.	10-K	December 31, 2007

10.20	Loan Agreement dated January 10, 2008 by and between GigOptix-Helix AG and GigOptix LLC.	S-4	September 8, 2008

10.21	Registration Rights Agreement, dated February 21, 2008, by and between Lumera Corporation and Kingsbridge Capital Limited.	8-K	February 25, 2008

10.22	Common Stock Purchase Agreement, dated as of February 21, 2008, by and between Lumera Corporation and Kingsbridge Capital Limited.	8-K	February 22, 2008

10.23	Stock Purchase Agreement between Lumera Corporation and Rodman & Renshaw, LLC.	8-K	July 15, 2008

10.24	Employment Agreement by and between the Company and Dr. Katz, dated as of January 26, 2009.	8-K	February 2, 2009

10.25	Form of Employment Agreement to be entered into between the Company and its executive officers.	8-K	February 11, 2009

10.26	Form of Incentive Stock Option Award Agreement.	8-K	March 17, 2009

10.27	Form of Nonstatutory Stock Option Award Agreement.	8-K	March 17, 2009

10.28	Unconditional Guaranty between the Company and Silicon Valley Bank, dated as of January 21, 2009.	8-K	January 29, 2009

10.29	Default Waiver and Fourth Amendment to Loan and Security Agreement between GigOptix LLC and Silicon Valley Bank, effective as of December 31, 2008.	8-K	January 29, 2009

10.30	Loan and Security Agreement, dated as of October 5, 2007, by and between GigOptix LLC and Silicon Valley Bank.	8-K	January 29, 2009

10.31	First Amendment to Loan and Security Agreement, dated as of August 21, 2008, by and between GigOptix LLC and Silicon Valley Bank.	8-K	January 29, 2009

10.32	Default Waiver and Second Amendment to Loan and Security Agreement, dated as of September 26, 2008, by and between GigOptix LLC and Silicon Valley Bank.		8-K	January 29, 2009

10.33	Third Amendment to Loan and Security Agreement, dated as of October 27, 2008, by and between GigOptix LLC and Silicon Valley Bank.		8-K	January 29, 2009

10.34	Plexera Asset Purchase Agreement, dated as of February 17, 2009.		10-K	March 31, 2009

10.35	Fifth Amendment to Loan and Security Agreement between GigOptix LLC and Silicon Valley Bank, dated as of February 28, 2009.		10-K	March 31, 2009

10.36	Third Amendment to Schnitzer North Creek Lease Agreement, dated as of September 30, 2009.		8-K	October 5, 2009

10.37	Loan and Security Agreement, dated November 12, 2009 between GigOptix, Inc., ChipX, Inc. and Bridge Bank, N.A.		8-K	November 16, 2009

10.38	Second Amendment to Lease Agreement, dated as of December 9, 2009.		8-K	December 15, 2009

10.39	Office Lease Agreement dated December 9, 2009 by and between GigOptix, Inc. and EOP-Embarcadero Place, L.L.C for headquarters located in Palo Alto, CA.		8-K	December 15, 2009

21	Subsidiaries of the Registrant.		10-K	March 31, 2009

23.1	Consent of PricewaterhouseCoopers LLP	X

23.2	Consent of PricewaterhouseCoopers LLP	X

23.3	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global	X

23.4	Consent of Nixon Peabody LLP	*

24	Power of Attorney (See signature page)	X

*	To be filed by amendment.

Item 17.	Undertakings

The undersigned registrant hereby undertakes as follows:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Palo Alto, State of California, on February 5, 2010.

GIGOPTIX, INC.

By:	/s/ Avi Katz
Dr. Avi Katz, Chief Executive Officer and
Chairman of the Board

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dr. Avi Katz, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of GigOptix, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons and in the capacities and on the dates indicated.

NAME	TITLE	DATE

/s/ Avi Katz Dr. Avi Katz	Chief Executive Officer and Chairman of the Board	February 4, 2010

/s/ Ronald K. Shelton Ronald K. Shelton	Chief Financial Officer (principal financial officer and principal accounting officer)	February 4, 2010

/s/ C. James Judson C. James Judson	Director	February 4, 2010

/s/ Joseph Vallner Joseph Vallner	Director	February 4, 2010

/s/ Kimberly D.C. Trapp Kimberly D.C. Trapp	Director	February 4, 2010

/s/ Neil Miotto Neil Miotto	Director	February 4, 2010